Exhibit 99.3

ALMADEN MINERALS LTD.

ANNUAL INFORMATION FORM

For the fiscal year ended December 31, 2023

Dated March 20, 2024

GLOSSARY OF GEOLOGIC AND MINING TERMS

Adularia: A colourless, moderate to low-temperature variety of orthoclase feldspar typically with a relatively high barium content. It is a prominent constituent of low sulphidation epithermal veins.

Alkalic Intrusive: An igneous rock emplaced below ground level in which the feldspar is dominantly sodic and or potassic.

Alkalinity: The chemical nature of solutions characterized by a high concentration of hydroxyl ions.

Alteration: Usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

Andesite: A dark-coloured, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase (esp. andesine) and one or more of the mafic minerals (eg. Biotite, horn-blende, pyroxene), with a ground-mass composed generally of the same minerals as the phenocrysts; the extrusive equivalent of diorite. Andesite grades into latite with increasing alkali feldspar content, and into dacite with more alkali feldspar and quartz. It was named by Buch in 1826 from the Andes Mountains, South America.

Anomalous: A geological feature, often subsurface, distinguished by geological, geochemical or geophysical means, which is detectably different than the general surroundings and is often of potential economic value.

Anomaly: Any concentration of metal noticeably above or below the average background concentration.

Argillic: A form of alteration characterized by the alteration of original minerals to clays.

Arsenopyrite: A sulphide of arsenic and iron with the chemical composition FeAsS.

Assay: An analysis to determine the presence, absence or quantity of one or more components.

Axis: An imaginary hinge line about which the fold limbs are bent. The axis of a fold can be at the top or bottom of the fold, can be tilted or horizontal.

Batholith: An intrusion, usually granitic, which has a large exposed surface area and no observable bottom. Usually associated with orogenic belts.

Breccia: Rock consisting of more or less angular fragments in a matrix of finer-grained material or cementing material.

Brecciated: Rock broken up by geological forces.

Bulk sample: A very large sample, the kind of sample to take from broken rock or of gravels and sands when testing placer deposits.

Calc-silicate: Calcium-bearing silicate minerals. These minerals are commonly formed as a result of the interaction of molten rock and its derived, hot hydrothermal fluids with very chemically reactive calcium carbonate (limestone). Calc-silicate minerals include garnet, pyroxene, amphibole and epidote. These minerals are commonly described as skarn and are genetically and spatially associated with a wide range of metals.

CIM Definition Standards: The definitions and guidance published by the Canadian Institute of Mining Metallurgy and Petroleum pertaining to Mineral Resources, Mineral Reserves, and mining studies used in Canada.

Chert: A very fine grained siliceous rock. Many limestones contain nodules and thin lenses of chert.

Chip sample: A sample composed of discontinuous chips taken along a surface across a given line.

Claim: That portion of public mineral lands, which a party has staked or marked out in accordance with provincial or state mining laws, to acquire the right to explore for the minerals under the surface.

Clastic: Consisting of rock material that has been mechanically derived, transported, and deposited. Such material is also called detrital.

Cleavage: The tendency of a crystal to split, or break, along planes of structural weakness.

Concordant Bodies: Intrusive igneous bodies whose contacts are parallel to the bedding of the intruded rock.

Conglomerate: Rock composed of mostly rounded fragments which are of gravel size or larger in a finer grained matrix.

Craton: A central stable region common to nearly all continents and composed chiefly of highly metamorphosed Precambrian rocks.

Cretaceous: Geological time period between 136 and 64 million years ago.

Crystalline: Means the specimen is made up of one or more groups of crystals.

Cut-off grade: The minimum grade of mineralization used to establish quantitative and qualitative estimates of total mineralization.

Dacite: A fine grained acid volcanic rock, similar to rhyolite in which the feldspar is predominantly plagioclase.

Degradation: The ongoing process of erosion in a stream.

Diagenesis: The changes that occur in a sediment during and after lithification. These changes include compaction, cementation, replacement, and recrystallization.

Diamond drill: A type of rotary drill in which the cutting is done by abrasion using diamonds embedded in a matrix rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.

Dilution: Results from the mixing in of unwanted gangue or waste rock with the ore during mining.

Dip: Geological measurement of the angle of maximum slope of planar elements in rocks. Can be applied to beddings, jointing, fault planes, etc.

Discordant Bodies: Intrusive igneous bodies whose contacts cut across the bedding, or other pre-existing structures, to the intruded rock.

Disseminated deposit: Deposit in which the mineralization is scattered through a large volume of host rock, sometimes as separate mineral grains, or sometimes along joint or fault surfaces.

Dyke: A tabular, discordant, intrusive igneous body.

Earn in: The right to acquire an interest in a property pursuant to an Option Agreement.

Ejecta: Pyroclastic material thrown out or ejected by a volcano. It includes ash, volcanic bombs, and lapilli.

Epithermal: Epithermal deposits are a class of ore deposits that form generally less than 1 km from surface. These deposits, which can host economic quantities of gold, silver, copper, lead and zinc are formed as a result of the precipitation of ore minerals from up-welling hydrothermal fluids. There are several classes of epithermal deposits that are defined on the basis of fluid chemistry and resulting alteration and ore mineralogy. Fluid chemistry is largely controlled by the proximity to igneous intrusive rocks and as a result igneous fluid content.

Extrusive Rock: Igneous rock that has solidified on the earth’s surface from volcanic action.

Fault: A fracture in a rock where there had been displacement of the two sides.

Faults: Breaks in rocks with noticeable movement or displacement of the rocks on either side of the break.

Feldspar: A group of aluminum silicate minerals closely related in chemical composition and physical properties. There are two major chemical varieties of feldspar: the potassium aluminum, or potash, feldspars and the sodium-calcium-aluminum, or plagioclase, feldspars. The feldspars possess a tetrahedral framework of silicon and oxygen, with the partial substitution of aluminum for the silicon. They make up about 60 percent of the earth’s crust.

Felsic: Light colored silicate minerals, mainly quartz and feldspar, or an igneous rock comprised largely of felsic minerals (granite, rhyolite).

Fluid inclusion: Fluid inclusions are “bubbles” of fluid trapped within the host mineral during its deposition from its parent hydrothermal fluid. They are tiny remnants of the exact fluid from which the host mineral and its associated ore minerals deposited and they provide direct information about the fluid composition, temperature and pressure at which the hydrothermal deposit formed.

Folds: Are flexures in bedded or layered rocks. They are formed when forces are applied gradually to rocks over a long period of time.

Fracture: Breaks in a rock, usually due to intensive folding or faulting.

Gangue: Term used to describe worthless minerals or rock waste mixed in with the valuable minerals.

Geochemical Anomaly: An area of elevated values of a particular element in soil or rock samples collected during the preliminary reconnaissance search for locating favourable metal concentrations that could indicate the presence of surface or drill targets.

Geochemistry: The study of the chemistry of rocks, minerals, and mineral deposits.

Geophysics: The study of the physical properties of rocks, minerals, and mineral deposits.

Gouge: The finely ground rock that results from the abrasion along a fault surface.

Grade: The concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

Granite: A coarse grained, plutonic igneous rock that is normally pale pink, pale pink-brown, or pale grey, and composed of quartz, alkali feldspar, micas and accessory minerals.

Granodiorite: A course grained, plutonic igneous rock that is normally pale grey, and composed of quartz, calc-alkali feldspar, micas and accessory minerals.

Grid: A network composed of two sets of uniformly spaced parallel lines, usually intersecting at right angles and forming squares, superimposed on a map, chart, or aerial photograph, to permit identification of ground locations by means of a system or coordinates and to facilitate computation of direction and distance and size of geologic, geochemical or geophysical features.

Hectare: A square of 100 metres on each side.

Host rock: The rock within which the ore deposit occurs.

Hydrothermal: Of or pertaining to hot water, to the action of hot water, or to the products of this action, such as a mineral deposit precipitated from a hot aqueous solution; also, said of the solution itself. “Hydrothermal” is generally used for any hot water, but has been restricted by some to water of magmatic origin.

Igneous: Means a rock formed by the cooling of molten silicate material.

Indicated Mineral Resource: An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Induced polarization (I.P.) method: The method used to measure various electrical responses to the passage of alternating currents of different frequencies through near-surface rocks or to the passage of pulses of electricity.

Inferred Mineral Resource: An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Intermediate: An igneous rock made up of both felsic and mafic minerals (diorite).

Intrusion: General term for a body of igneous rock formed below the surface.

Intrusive Rock: Any igneous rock solidified from magma beneath the earth’s surface.

Joint venture agreement: An agreement where the parties agree to the terms on which a property will be jointly explored, developed, and mined. (See also “Option agreement” and “Earn in”).

Jurassic: Geological time period between 195 and 136 million years ago.

Kriging: (a) A statistical technique employed in calculating grade and tonnage of ore reserves from sampling data. The data are handled by computer. (b) A technique for interpolating which honors data points exactly. An output point is calculated as a linear combination of known data points. Kriging attempts to produce the best linear unbiased estimate. Used to interpolate between drill holes.

K-silicate: Potassium-bearing silicates. Potassium silicates are very common rock-forming minerals, however they are also formed by the interaction of hydrothermal fluids derived from the cooling intrusive rocks that are genetically and spatially associated with porphyry and epithermal deposits. Potassium feldspar (orthoclase) and potassium mica (biotite) are both commonly closely associated with copper-molybdenum ore in porphyry copper deposits.

K-spar: Potassium feldspar.

Lava: Means an igneous rock formed by the cooling of molten silicate material which escapes to the earth’s surface or pours out onto the sea floor.

Limestone: Sedimentary rock that is composed mostly of carbonates, the two most common of which are calcium and magnesium carbonates.

Lithosphere: The crust and upper mantle, located above the asthenosphere and composing the rigid plates.

Mafic: A general term used to describe ferromagnesian minerals. Rocks composed mainly of ferromagnesian minerals are correctly termed melanocratic.

Magma: Naturally occurring molten rock material, generated within the earth and capable of intrusion and extrusion, from which igneous rocks have been derived through solidification and related processes. It may or may not contain suspended solids (such as crystals and rock fragments) and/or gas phases.

Massive: Implies large mass. Applied in the context of hand specimens of, for example, sulphide ores, it usually means the specimen is composed essentially of sulphides with few, if any, other constituents.

Measured Mineral Resource: A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Metamorphic: Means any rock which is altered within the earth’s crust by the effects of heat and/or pressure and/or chemical reactions. Pertains to the process of metamorphism or to its results.

Metasediment: A sediment or sedimentary rock that shows evidence of having been subjected to metamorphism.

Metavolcanic: An informal term for volcanic rocks that show evidence of having been subject to metamorphism.

Mineral claim: A legal entitlement to minerals in a certain defined area of ground.

Mineral Deposit or Mineralized Material: A mineralized underground body which has been intersected by sufficient closely spaced drill holes and/or underground sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This deposit does not qualify as a commercially mineable ore body (Reserves), as prescribed under Commission standards, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded.

Mineral: A naturally occurring, inorganic, solid element or compound that possesses an orderly internal arrangement of atoms and a unique set of physical and chemical properties.

Mineral Reserve: A Mineral Reserve is the economically mineable part of a measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Mineral Resource: A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Mineralization: Usually implies minerals of value occurring in rocks.

Modifying Factors: Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects or NI 43-101: A rule developed by the Canadian Securities Administrators and administered by the provincial securities commissions that govern how issuers disclose scientific and technical information about their mineral projects to the public. It covers oral statements as well as written documents and websites. It requires that all disclosure be based on advice by a “qualified person” and in some circumstances that the person be independent of the issuer and the property.

Net profits interest: A contractual granted right to some portion of the profits after deduction of expenses sometimes expressed as a form of royalty.

Net smelter returns: Means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other materials or concentrates mined and removed from mineral properties. A royalty based on net smelter returns usually provides cash flow that is free of any operating or capital costs and environmental liabilities.

Option agreement: An agreement where the optionee can exercise certain options to acquire or increase an interest in a property by making periodic payments or share issuances or both to the optionor or by exploring, developing or producing from the optionor’s property or both. Usually upon the acquisition of such interest, unless it is a 100% interest, all operations thereafter are on a joint venture basis.

Ordinary kriging: The basic technique of kriging and uses a weighted average of neighboring samples to estimate the ‘unknown’ value at a given location. Weights are optimized using the semi-variogram model, the location of the samples and all the relevant inter-relationships between known and unknown values. The technique also provides a “standard error” which may be used to quantify confidence levels.

Ore: A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

Ore reserve: The measured quantity and grade of all or part of a mineralized body in a mine or undeveloped mineral deposit for which the mineralization is sufficiently defined and measured on three sides to form the basis of at least a preliminary mine production plan for economically viable mining.

Orogeny: The process of forming mountains by folding and thrusting.

Outcrop: An in situ exposure of bedrock.

Overburden: A general term for any material covering or obscuring rocks from view.

oz/t or opt: Ounces per ton.

Paleozoic: An era of geologic time, from the end of the Precambrian to the beginning of the Mesozoic, or from about 570 to about 225 million years ago.

Phenocrysts: An unusually large crystal in a relatively finer grained matrix.

Pluton: Term for an igneous intrusion, usually formed from magma.

Porphyry: An igneous rock composed of larger crystals set within a finer ground mass.

Probable Mineral Reserve: A Probable Mineral Reserve is the economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

Proven Mineral Reserve: A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Pyroclastic rock: A rock of volcanic origin consisting of highly variable mixture of rock fragments, cinders and ashes and bits of crystals and glass.

Quartz monzonite: A course grained, plutonic igneous rock that is normally pale pink, and composed of quartz, alkali feldspar, micas and accessory minerals.

Rare Earth: A group of rare metallic chemical elements with consecutive atomic numbers of 57 to 71.

Reclamation bond: A bond usually required by governmental mining regulations when mechanized work on a property is contemplated. Proceeds of the bond are used to reclaim any workings or put right any damage if reclamation undertaken does not satisfy the requirements of the regulations.

Reverse circulation drill: A rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.

Rhyolite: The fine grained equivalent of granite.

Royalty interest: A royalty, the calculation and payment of which is tied to some production unit such as ton of concentrate or ounce of gold or silver produced. A common form of royalty interest is based on the net smelter return.

Sample: Small amount of material that is supposed to be absolutely typical or representative of the object being sampled.

Sandstone: Composed of sand-sized fragments cemented together. As a rule the fragments contain a high percentage of quartz.

Sedimentary: A rock formed from cemented or compacted sediments.

Sediments: Are composed of the debris resulting from the weathering and breakup of other rocks that have been deposited by or carried to the oceans by rivers, or left over from glacial erosion or sometimes from wind action.

Selvage: A marginal zone, as in a dyke or vein, having some distinctive feature of fabric or composition.

Sericite: A fine-grained variety of mica occurring in small scales, especially in schists.

Shale: An argillaceous rock consisting of silt or clay-sized particles cemented together. Most shales are quite soft, because they contain large amounts of clay minerals.

Silicate: Most rocks are made up of a small number of silicate minerals ranging from quartz (SiO2) to more complex minerals such as orthoclase feldspar (KAlSi3O8) or hornblende (Ca2Na(Mg,Fe)4(Al,Fe,Ti)Si8)22(OH)2).

Sill: Tabular intrusion which is sandwiched between layers in the host rock.

Skarn: A thermally altered impure limestone in which material has been added to the original rock. Skarns are generally characterized by the presence of calcium and silica rich minerals. Many skarns contain sulphide minerals which in some cases can be of economic value.

Stock: An igneous intrusive body of unknown depth with a surface exposure of less than 104 square km. The sides, or contacts, of a stock, like those of a batholith, are usually steep and broaden with depth.

Stockwork: A mineral deposit consisting of a three-dimensional network of closely spaced planar or irregular veinlets.

Strike: The bearing, or magnetic compass direction, of an imaginary line formed by the intersection of a horizontal plane with any planar surface, most commonly with bedding planes or foliation planes in rocks.

Sulphide minerals: A mineral compound characterized by the linkage of sulfur with a metal or semimetal; e.g., galena.

Syncline: A fold in which the bed has been forced down in the middle or up on the sides to form a trough.

Tailings: Material rejected from a mill after recoverable valuable minerals have been extracted.

Tailings pond: A pond where tailings are disposed of.

Tonne: Metric ton – 1,000 kilograms – equivalent to 1.1023 tons.

Triassic: Geological time period between 225 and 195 million years ago.

Tuff: A finer grained pyroclastic rock made up mostly of ash and other fine grained volcanic material.

Veins: The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

Vuggy silica: In a high sulphidation epithermal environment, the highly acidic waters have dissolved everything but silica resulting in a highly porous and pox marker rock which is a good host for gold deposition. It is an indicator mineralization typical of epithermal rocks.

Waste: Rock which is not ore. Usually referred to that rock which has to be removed during the normal course of mining in order to get at the ore.

GLOSSARY OF ABBREVIATIONS

Ag: Silver

Ag g/t: Silver grade measured in grams per metric ton. Converts to ounces per ton by dividing by 34.286

Au: Gold

AuEq: Gold equivalent

Au g/t: Gold grade measured in grams per metric ton. Converts to ounces per ton by dividing by 34.286

Cu: Copper

EPCM: engineering, procurement, construction management

Ft: feet

g: gram

g/t: grams per tonne

ha: hectare

IP: Induced Polarization geophysical survey

IRR: internal rate of return

km: kilometre

m: metre

masl: metres above sea level

mm: millimetre

MPa: Megapascal or one million pascals

NGO: non-governmental organization

NPV: net present value

NSR: net smelter returns royalty

Oz: troy ounce

Pa: one pascal

QA/QC: Quality Assurance/Quality Control

tpd: tonnes per day

ton: short ton (2,000 pounds)

tonne or t: Metric ton (1000 kilograms - 2204.62 pounds)

METRIC / IMPERIAL CONVERSIONS

1.0 millimetre = 0.039 inches

1.0 metre = 3.28 feet

1.0 kilometre = 0.621 miles

1.0 hectare = 2.471 acres

1.0 gram = 0.032 troy ounces

1.0 metric tonne = 1.102 short tons

1.0 g/t = 0.029 oz/ton

ANNUAL INFORMATION FORM

In this Annual Information Form, unless otherwise noted or the context indicates otherwise, the “Company”, “Almaden”, “we”, “us”, and “our” refer to Almaden Minerals Ltd.

Reference is made in this Annual Information Form to the Financial Statements and the MD&A for the Company for the year ended December 31, 2023, together with the auditors’ report thereon. The Financial Statements and MD&A are available for review under the Company’s SEDAR profile at www.sedar.com. All financial information in this Annual Information Form, unless otherwise specified, is expressed in Canadian currency and all references to “$” or “C$” are to Canadian Dollars and using international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board. The information contained herein is dated as of March 20, 2024 unless otherwise stated.

FORWARD-LOOKING STATEMENTS

Statements contained in this Annual Information Form that are not historical facts are forward-looking statements within the meaning of United States (“U.S.”) and Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements regarding the permitting review process for the Ixtaca Gold-Silver Project (“Ixtaca” or the “Ixtaca Project”) and the outcome of legal actions in Mexico that are based on assumptions about: the permitting and legal regimes in Mexico; economic and political conditions; success of exploration, development and environmental protection and remediation activities; the impact of legal actions in Mexico including the impact of the TFJA proceedings and SCJN decision, the timing, outcome, impact, and procedures relating to consultations under the CPTPP and the possible initiation of legal proceedings under the CPTPP; the timing, procedures and impact for any consultation and related activities by Economia with indigenous communities and the timing and procedures for Economia to issue mineral titles to Almaden, the impact and timing of any decisions relating to the Decree; Almaden’s belief that Mexico’s Ministry of Economy submission to the District Court is inconsistent with the Mexican Mining Law, the SCJN decision, and international law; the Company’s plans to re-submit a revised environmental permit application (“MIA”) to the Secretaría de Medio Ambiente y Recurso Naturales’ (“SEMARNAT”); the potential timing of a MIA resubmission; the Company’s belief that Ixtaca could, long after final closure, make meaningful and enduring positive contributions to surrounding communities and beyond; the Company’s expectation that the Ixtaca Project would create approximately 600 direct jobs during the peak of construction and 420 jobs during operations; the impact of the Ixtaca Project’s proposed dry-stack tailing facilities; the Company’s belief that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for fiscal 2024; the Company’s expectation to advance further elements of the community social investment plan as mining and construction advance; and the Company’s belief that the Ixtaca deposit can be an economically robust project that could provide the basis for further investment in the area. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning Mineral Reserve and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed, and in the case of Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management, in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this document including, without limitation, assumptions about: both Almaden’s and the applicable Mexican authorities’ legal positions; our assumption that our applications preserve our mineral rights and that mineral title will eventually be issued to Almaden; the permitting and legal regimes in Mexico; future economic and political conditions; the timing and costs of future activities on the Company’s properties, including but not limited to development and operating costs in the event that a production decision is made; success, timing, accuracy and results of exploration and drilling programs (including metallurgical testing), development and environmental protection and remediation activities; stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; future currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; the ability to secure and maintain mineral rights and ownership to properties and the surface rights necessary for operations; community support for the Ixtaca Project; the ability to comply with environmental, health and safety laws; favourable equity and debt capital markets; the ability to raise any necessary capital on reasonable terms to advance the development of the Ixtaca Project; expectations about the ability to acquire resources and/or reserves through acquisition and/or development; future metal prices; the current exploration, development, environmental and other objectives concerning the Ixtaca Project being achieved and other corporate activities proceeding as expected; that third party contractors and equipment, including the Rock Creek mill, will be available and operate as anticipated; the accuracy of any mineral reserve and mineral resource estimates; the timing and reliability of sampling and assay data; the accuracy of budgeted exploration and development costs and expenditures; the cut-off grades; the taxation policies which will apply to the Ixtaca Project being consistent with the Company’s expectations; the price of other commodities such as fuel; rates and interest rates; operating conditions being favourable, including whereby the Company is able to operate in a safe, efficient and effective manner; political and regulatory stability; that all necessary governmental and third party approvals, licences and permits for the planned exploration, development and environmental protection activities will be obtained in a timely manner and on favourable terms; obtaining required renewals for existing approvals; sustained labour stability; positive relations with local groups and the Company’s ability to meet any obligations under agreements with such groups; stability in financial and capital goods markets; and availability of equipment. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, legal, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct. Some of the important risks, uncertainties and other factors that could affect forward-looking statements and forward-looking information include, but are not limited to, those described further in the section entitled “Risk Factors”. Should one or more of these risks, uncertainties and other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the Company’s forward-looking statements or forward-looking information. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. The forward-looking statements and forward-looking information are based on beliefs, expectations and opinions of the Company’s management on the date of this Annual Information Form and speak only as of the date hereof and the Company does not undertake any obligation to publicly update forward-looking statements or forward-looking information contained herein to reflect events or circumstances after the date hereof, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Forward-looking statements and other information contained herein concerning the mining industry and the Company’s expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any mining industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

Certain historical and forward-looking information contained in this Annual Information Form has been provided by, or derived from information provided by, certain persons other than the Company. Although the Company does not have any knowledge that would indicate that any such information is untrue or incomplete, the Company assumes no responsibility for the accuracy and completeness of such information or the failure by such other persons to disclose events which may have occurred or may affect the completeness or accuracy of such information, but which is unknown to the Company.

SCIENTIFIC AND TECHNICAL INFORMATION

Morgan Poliquin, P.Eng., President, Chief Executive Officer and a director of the Company and John A. Thomas, PhD, P.Eng., Vice President, Project Development for the Company, are each a “qualified person” as defined by NI 43-101 (“Qualified Person”) and have reviewed and approved the scientific and technical information in this Annual Information Form. Scientific and technical disclosure in this Annual Information Form for the Tuligtic Property (as defined below), is based on the NI 43-101 report entitled “Ixtaca Gold-Silver Project, Puebla State, Mexico, NI 43-101 Technical Report on the Feasibility Study” dated effective January 24, 2019 and updated on October 3, 2019 (the “Technical Report”). The Technical Report has been prepared in accordance with NI 43-101 and has been filed on SEDAR at www.sedar.com.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

Disclosure regarding mineral deposits in this Annual Information Form has been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum standards and NI 43-101. Accordingly, information contained in this report includes descriptions of mineral deposits that may not be comparable to similar information made public by other companies that are subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

Name, Address and Incorporation

Almaden Minerals Ltd. was formed by an amalgamation under the Business Corporations Act (British Columbia) (“BCBCA”) of Almaden Resources Corporation and Fairfield Minerals Ltd. on February 1, 2002.

Effective July 31, 2015, the Company effected a corporate reorganization pursuant to a statutory plan of arrangement (“Plan of Arrangement”) involving the Company’s then wholly owned subsidiary, Azucar Minerals Ltd. (“Azucar”).

The Company’s common shares began trading on the Toronto Stock Exchange (“TSX”) under the symbol “AMM” on February 11, 2002, and on the NYSE American, under the symbol “AAU” on December 19, 2005. Almaden Resources Corporation’s initial public offering on the Vancouver Stock Exchange was pursuant to a prospectus dated October 10, 1986. The shares of Fairfield Minerals Ltd. began trading on the Vancouver Stock Exchange on July 18, 1986, and on the TSX on May 21, 1990.

The head office of the Company is located at 1333 Johnston Street, Suite 210, Vancouver, British Columbia, Canada, V6H 3R9. The address of the registered office of the Company is 1177 West Hastings Street, Suite 1710, Vancouver, British Columbia, Canada, V6E 2L3.

Intercorporate Relationships

The Company currently has two wholly-owned (direct or indirect) subsidiaries. These subsidiaries are:

Subsidiaries	Jurisdiction	Nature of operations
Puebla Holdings Inc.	Canada	Holding company
Minera Gorrion, S.A. de C.V.	Mexico	Exploration company

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

2021 Developments

Following its review of SEMARNAT’s reasons for denying the Company’s initial MIA, the Company engaged in conversations with a range of project and industry stakeholders in Mexico, and decided to work towards submitting a revised MIA which incorporates additional data presently available to the Company as well as data to be gathered in further field studies.

During 2021, the Company announced the appointment of Kevin O’Kane, Alfredo Phillips and Ria Fitzgerald to the Board of Directors of Almaden, and the departure of Mark Brown, John (Jack) McCleary and Gerald Carlson. Another board member, William J. Worrall, passed away during the year.

On March 16, 2021, Almaden announced that it had entered into definitive agreements with institutional investors for the purchase and sale of 15,846,154 common shares and warrants to purchase up to 7,923,077 common shares at a combined purchase price of US$0.65 per common share for aggregate gross proceeds of US$10.3 million in a registered direct offering. The warrants were immediately exercisable upon issuance, have an exercise price of US$0.80 per common share and will expire three years from the date of issuance. The closing of the offering occurred on March 18, 2021. A.G.P./Alliance Global Partners (“AGP”) acted as sole placement agent in connection with the offering pursuant to the terms and conditions of a placement agreement, dated as of March 16, 2021, between the Company and AGP (the “Placement Agreement”). Pursuant to the Placement Agreement, the Company agreed to pay AGP for services rendered a fee equal to 6.5% the gross proceeds realized from the offering and issue warrants to purchase that number of common shares equal to 2.75% of the total number of shares sold under the offering.

In August 2021, the Company announced the adoption of a Human Rights Policy, which is available on the Company’s website and reiterates that the Company will continue to adopt policies and take actions which are for the benefit and defence of human rights. The Human Rights Policy complements the procedures and actions which have guided the Company’s daily activities at the Ixtaca Project over many years. It will also serve as a tool to continuously improve upon the actions the Company can take to protect and promote human rights throughout the mine life and after mine closure.

In October 2021, the Company announced its decision to conduct the HRIA at the Ixtaca Project. The HRIA is being led by an independent technical expert consulting group named Centro de Investigaciones Interculturales Juridicas y Ambientales (“CIIJA”). The HRIA aims to predict, identify, characterize, and assess the impacts that the Ixtaca project may have on human rights, as well as to propose strategies which amplify the positive impacts and mitigate or compensate for any negative ones. While not a requirement under Mexican law, the Company believes that completion of an HRIA reflects best international standards and produces substantial long-term value for stakeholders as it is conducive to operational continuity, community integration with the project, and culturally pertinent sustainable development for all stakeholders.

In 2021, the Company drilled five holes totalling 2,874 metres in the large high level epithermal Southeast Alteration Zone target area, which extends to the south away from the Ixtaca deposit. No significant gold and silver assays were returned from these holes which encountered altered volcaniclastic rocks overlying basement carbonates and shales, with both volcanics and sediments locally intruded by dykes. The geologic observations and complete assay data will be analysed and additional mineral studies will be conducted on the core in order to identify any geochemical or mineral vectors in order to plan follow-up work in this area.

Since the onset of the COVID-19 pandemic, all fieldwork at the Ixtaca Project has been conducted in compliance with the directives of the Mexican Institute for Social Security (“IMSS”). In addition to numerous sanitary measures, the Company has established a COVID-19 Committee that meets weekly to assess the COVID-19 situation, ensure commitment to Company protocols, and discuss opportunities for improvement in the protocols. As part of this process, the Company arranged for a five-hour online COVID-19 education training program for each employee, resulting in an IMSS certificate for each employee.

2022 Developments

On February 17, 2022, the Company announced that Mexico’s Supreme Court (“SCJN”) reached a decision on February 16, 2022, in respect of the Mineral Title Lawsuit involving the Company’s mineral claims. The draft decision determined that the Mexican mineral title law is constitutional, but that before issuing Almaden’s mineral titles, Economia should have provided for a consultation procedure with relevant Indigenous communities. The draft orders Economia to declare Almaden’s mineral titles ineffective and to re-issue them following the Ministry’s compliance with its obligation to carry out the necessary procedures to consult with Indigenous communities.

On April 27, 2022, the Company announced that the SCJN published its February 17, 2022 decision regarding the Mineral Title Lawsuit. The SCJN (i) expands indigenous consultation requirements; (ii) provides details regarding the procedure for indigenous consultation prior to the grant of mineral claims; and (iii) clarifies that the Company’s applications were submitted pursuant to the legal framework in force at the time. Almaden’s mineral rights at the Ixtaca Project were safeguarded while the mining authorities complied with conditions and requirements prior to issuing the mineral titles.

On July 4, 2022, the Company announced that Economia was officially notified of the April, 2022 decision of the SCJN and notified Almaden that its mineral titles relating to the Ixtaca Project were “ineffective”, or void, but that the Company’s mineral title applications were filed in conformity with Mexican mineral law. Almaden understood this to mean that the mineral title had reverted to application status and that these applications preserved the mineral rights for Almaden but did not allow the Company to engage in exploration until such time as Economia completes its court-ordered indigenous consultation. The Company noted that there is no timeline for the consultation process or consultation by Economia with indigenous communities. The Company also noted that the SCJN decision clarified that unless there is a significant impact on the rights of an indigenous community caused by the granting of the mineral title, title issuance would not be dependent upon consent of the indigenous community. Finally, the Company also announced that its MIA application was substantially complete and that it expected to submit the MIA application once the HRIA document and the indigenous consultation were finalized.

On July 6, 2022, the Company announced that the Ixtaca Project was selected to be included in a pilot project conducted by the United Nations’ Expert Group on Resource management in coordination with Mexico’s Ministry of Economy. The purpose of the pilot project was to explore how the application of standards such as those of the United Nations Framework Classification and the United Nations Resources Management System may help strengthen activities with different stakeholders and encourage the achievement of the United Nations’ Sustainable Development Goals. After a site visit and several presentations on the project, the United Nations group of experts on sustainable resource management agreed that Ixtaca meets the general criteria to be considered in the work to be carried out in this pilot project. The project was to be managed through the United Nations’ Centre of Excellence in the Sustainable Management of Resources for Mexico and Latin America in coordination with the Extractive Activities Unit at the Ministry of Economy.

On September 21, 2022, the Company announced that it signed two new agreements with not-for-profit organizations established by inhabitants of the local towns of Zacatepec and Santa María Zotoltepec. These agreements set out the terms of the Company’s continued support of local communities’ human right to water through the immediate improvement of local water infrastructure, and established a basis for longer term cooperation, should the Ixtaca Project be permitted, on priorities identified through the 2017 EVIS (as defined below) and the ongoing independent HRIA. The agreements were to facilitate the formation and delivery of the Ixtaca Project’s Social Management Plan which would evolve from the HRIA and be mindful of the United Nations’ Sustainable Development Goals. Further, the Company reaffirmed its agreement with the Irrigation Group of Small Producers from Zacatepec A.C., first announced in March, 2020, wherein it committed to work with them and Mexico’s water authority to construct an agricultural water reservoir and related pumping and drip irrigation system to support local farming. The reservoir and infrastructure were completed some time ago, and the Company was supporting an expansion of the irrigation system. In Santa María Zotoltepec, the Company signed an agreement with the United Ejidatarios for the Sustainable Development of Santa María Zotoltepec, A.C. in which the Company will make an immediate contribution to support the construction of a similar agricultural reservoir and pumping and drip irrigation system with similar characteristics to the one at Zacatepec, and ongoing contributions to support an agrotechnological package aimed at sustainable plant nutrition and soil enrichment. Both agreements note that the signatories have been engaged in informed and respectful consultations with the Company for many years, and that the signatories understand the scope of the exploration and proposed extraction activities at the Ixtaca Project.

2023 Developments

On February 21, 2023, the Company announced that it signed a cooperation agreement with the Ejido Santa María Zotoltepec, the Ejido located closest to the Ixtaca Project. The agreement is similar to the one signed in 2022 with the United Ejidatarios for the Sustainable Development of Santa María Zotoltepec, A.C., but it is signed with the entire Ejido after a majority vote in favour under strict agrarian rules and signed through an Act of Assembly. The agreement is initially focused on contributions to support an agro-technological package aimed at sustainable plant nutrition and soil enrichment. Longer term, the agreement commits the parties to work collaboratively under the Project’s Social Management Plan in pursuit of multiple United Nations Sustainable Development Goals. The agreement broadens the architecture needed to formulate and deliver Ixtaca’s Social Management Plan which was to evolve from the HRIA and be mindful of the United Nations’ Sustainable Development Goals.

On February 22, 2023, the Company announced that Economia had made a submission to the second district court in Puebla State (the “District Court”), seeking to deny the two mineral title applications which were first made by Almaden in 2002 and 2008 (the “Submission”) and which underpin the Ixtaca deposit. The Submission claimed that the mineral title applications contained technical faults, despite Economia’s previous statements to the contrary and its acceptance of the mineral title applications and grant of the mineral titles in 2003 and 2009. By alleging technical faults in the mineral title applications, Economia appeared to be arbitrarily seeking to deny the grant of the mineral titles and avoid the indigenous consultation ordered by the February 2022 decision of the SCJN.

Later, on April 13, 2023, the Company announced that the District Court ruled that the Submission formally complied with the SCJN decision. The Company and some local community members filed separate appeals of the District Court decision with the Federal Appeals Court (“TCC”), and on October 16, 2023 the Company reported that the TCC dismissed all of the appeals filed by the Parties, and ruled the Submission is compliant with the 2022 decision of the SCJN, since the SCJN decision did not formally prevent Economia from reviewing the technical aspects of the mineral title applications. The TCC ruling did not address the validity of the Submission and therefore safeguarded the Company’s right to challenge the substance and legality of the Submission through the Mexican Federal Administrative Court (“TFJA”).

Subsequent to the Submission, the Company had initiated legal action in the TFJA and on October 16, 2023 announced that the TFJA granted a definitive injunction in relation to the Submission, which prevents Economia from releasing the mineral rights covered by Almaden’s mineral title applications to third parties while the trial continues, anticipated to last approximately 18 months in total.

On May 1, 2023, the Company announced completion of a social impact assessment relating to the potential impacts caused by the grant of the Ixtaca mineral claims (the “SIA”), and the completion of a Human Rights Impact Assessment (“HRIA”) that examines the potential impacts that could be caused if the Ixtaca project is developed in a manner consistent with the Ixtaca Feasibility Study first announced on December 11, 2018.

The SIA was completed by an independent and technically capable expert consulting group named Centro de Investigaciones Interculturales, Juridicas y Ambientales, S.C. (“CIIJA”), and, consistent with the 2022 ruling of the SCJN (see press release of July 4, 2022) and resolutions issued by the Inter-American Court of Human Rights, is focused on the identification and prediction of potential positive and negative human rights impacts that could be caused simply through the grant of the mineral titles. The SIA also proposes adequate mitigation and compensation measures for any human rights impacts identified, through an ad hoc Social Action Plan. It considers the potential impacts on the rights of both indigenous and non-indigenous communities which physically overlap with the area of the mineral title applications.

The SIA concluded that there were no elements identified that would justify the cancellation of the concessions so long as the necessary social management measures were in place to avoid, mitigate or compensate for the potential negative impacts and amplify the positive ones.

The SIA was completed in the Fall of 2022 and submitted to Mexico’s Ministry of the Economy (“Economia”) in order to provide the Mexican State with a social impact study completed by an independent and technically capable entity and thus enable Economia to proceed with free prior and informed consultation of indigenous communities in fulfilment of its compliance with the February 2022 decision of the SCJN.

At the time of submission of the SIA, the Company also submitted modified claim applications requesting a significant reduction to the area of the mineral title applications.

The HRIA was commenced in 2021 (see press release of October 19, 2021) and represented a much more significant and holistic study than the SIA, as it aimed to predict, identify, characterize, and assess the potential positive and negative impacts that the Ixtaca project could have during its lifespan on the human rights of both indigenous and non-indigenous communities located within its areas of influence and on other identified project stakeholders. In the event potential impacts are identified, the HRIA proposed strategies to amplify the positive and mitigate or compensate for the negative. The HRIA was not confined to the area of the mineral title applications and defined three areas of influence of the project: core, direct, and indirect.

The HRIA was also led by CIIJA. The Company believes that completion of an HRIA reflects best international standards and produces substantial long-term value for stakeholders as it is conducive to operational continuity, community integration with the project, and culturally pertinent sustainable development for all stakeholders. The Company expected that the HRIA would be an important consideration for Mexican authorities at the time of potential permitting of the Ixtaca project as currently envisaged, which the Company would likely proceed with barring legislative changes in Mexico and subject to receipt of the required mineral titles.

This important exercise involved extensive field work under the oversight of an independent Advisory Committee comprised of local community representatives and the following subject-matter experts:

Dr. S. James Anaya – Chair of Advisory Committee. Dr. Anaya is the former dean of the University of Colorado Law School. He is a graduate of the University of New Mexico (B.A., 1980) and Harvard Law School (J.D., 1983). He has taught and written extensively on international human rights and issues concerning indigenous peoples and has lectured in many countries throughout the world. Dr. Anaya served as the United Nations Special Rapporteur on the Rights of Indigenous Peoples from May 2008 to June 2014, where he participated in the drafting of the United Nations Declaration on the Rights of Indigenous Peoples.

Ms. Katya Puga – Ms. Puga holds a Bachelor's degree in Political Science from the Instituto Tecnológico y de Estudios Superiores of Monterrey (2006), and pursued an MPhil in Social Studies at the Universidad Nacional Autónoma of Mexico. She has served as the Under-Secretary for Planning and Environmental Policy at Mexico’s Ministry of the Environment (“SEMARNAT”) and Director of Social Impact and Surface Occupation at the Ministry of Energy. She has also gained significant experience at departments within the United Nations, most notably as Liaison with the UN program for development where she led projects around democratic dialogues and indigenous peoples rights.

Dr. María del Carmen Carmona - Dr. Carmona studied law at the Escuela Libre de Derecho in Mexico and later specialized in Natural Resources Law at the Universidad Iberoamericana, prior to receiving a Doctorate in Political Science from the Universidad Nacional Autónoma of Mexico in 1996. She is a full-time researcher at the prestigious Legal Research Institute at UNAM, as well as a Level II member of the National Research System. Her research focuses on Environmental Law, Natural Resource Law, Human Rights that are related to the right to a healthy environment, Water Law, regulatory status of underground water, Coastal Law, Indigenous Law and Energy Justice. She has served as Under Attorney General at SEMARNAT.

Dr. Sergio Puig - Dr. Puig studied law at the Instituto Technologico Autonomo de Mexico (LL.B., 2002) and received a doctoral degree (JSD) in International Economic Law from Stanford Law School in 2009. He is currently the Evo DeConcini Professor of Law and Director of the International Trade and Business Law Program at the University of Arizona, as well as the Co-Editor in Chief of the Journal of International Economic Law. Before joining the University of Arizona, Professor Puig was the teaching fellow of the Program in International Legal Studies (SPILS) at Stanford and served as a lecturer in law at Duke and Stanford Universities. Before entering academia, he practiced law in Mexico and the USA, and worked at the World Bank and International Centre for Settlement of Investment Disputes (ICSID).

The Advisory Committee was charged with ensuring the HRIA was conducted in an independent manner with a robust methodology, and also provided comments and proposed mitigation measures for the identified impacts.

In their final comments regarding the HRIA, the committee stated that the HRIA was:

“developed in accordance with sound procedures, based on international standards and good practices, as well as with professionalism, seriousness, and good faith.”

The committee also emphasized the Company’s need to continue to exercise due diligence to ensure that the human rights of individuals and communities that might be affected by the Ixtaca project are protected.

The HRIA itself involved hundreds of interactions with individuals and groups throughout the areas of influence of the Ixtaca project. It identified four core communities that would receive the majority of both positive and negative impacts of the project – Santa Maria Zotoltepec (pop. 478), Zacatepec (pop. 285), Ixtacamaxtitlan (pop. 515), and Loma Larga (pop. 83). The HRIA concludes that:

“the impacts identified, given the early stage of the Project, can be avoided or mitigated through actions that translate into plans and programs, which in turn will be aligned with the company's Human Rights Policy, which is very positive since it has the necessary time to design and implement them, and thus avoid their occurrence or reduce the magnitude of the impact so that compensation for violating human rights is not required.”

“In accordance with the above we can mention that the state of compliance and enjoyment of human rights in the region of influence is reasonably high, taking into account that in reality the formal or official data regarding compliance and enjoyment of human rights in the region are extremely limited due to the absence of specific sources and therefore generating or obtaining reliable data in this regard has been complicated because the available data are usually general and present situations rather limited to the interaction with authorities; However, no specific data was obtained from the surveys, workshops and interviews that demonstrate facts or acts directly attributable to the company developing the Project that violate the human rights of individuals and communities surrounding the Project, and even when impacts on the enjoyment of the aforementioned rights are foreseen or can be foreseen, it should be noted that as long as the mining company that will develop the Project both in its construction phase and in its operation phase is in compliance with applicable laws and regulations as well as in accordance with the standards and practices commonly accepted in the mining industry, the violation or non-compliance with human rights is a minor possibility that can be addressed and resolved in most cases in accordance with the internal plans and policies of the Project as mentioned in this document.”

Almaden takes seriously the conduct of human rights due diligence and the planning, development, and implementation of policies and procedures as and if the Ixtaca project advances. This includes the understanding that ongoing dialogue may lead to changes in mine design, as it has in the past during feasibility stage mine design (e.g. see press release, March 21st, 2018).

The SIA, HRIA and related documents are available on the website of the Company’s Mexican subsidiary, Minera Gorrión.

On December 13, 2023, the Company delivered to Mexico a Request for Consultations in accordance with the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”) relating to an investment dispute with Mexico. Almaden sent the Request for Consultations to Mexico’s General Directorate of Legal Consultancy for International Trade (Dirección General de Consultoría Jurídica de Comercio Internacional).

The Company has suffered substantial harm arising out of Mexico’s conduct in breach of its investment protection obligations under the CPTPP, including (without limitation):

•	Economia’s declaration that the Project’s mineral titles were ineffective, or void;
•	Economia’s reassessment of the original applications for the mineral titles holding them to be deficient and unfeasible, contradicting the position previously adopted by it, and violating the Company and its subsidiary’s right to amend or supplement the mineral title applications; and
•	the Mexican Secretariat of Environment and Natural Resources’ (Secretaría del Medio Ambiente y Recursos Naturales, “SEMARNAT”) delay in issuance and ultimate refusal to issue the environmental permit (Manifiesto de Impacto Ambiental) for the Ixtaca project.

The Request for Consultations enables the Company to initiate arbitration should an amicable resolution of the dispute with the Mexican government not be reached. The filing of the Request for Consultations initiates a six-month consultation period between the parties, during which they are to attempt to amicably settle the dispute. If no settlement is reached in that six-month period, the Company may then initiate international arbitration proceedings against Mexico in accordance with the CPTPP after serving a notice of intent to submit claims to arbitration.

On March 14, 2024, the Company delivered to Mexico written notice of its intention to submit a claim (“Claim”) to arbitration against Mexico (the “Notice”) in accordance with Article 9.19.3 of the CPTPP. This Notice was delivered by Almaden together with Almadex Minerals Ltd. (“Almadex”), on behalf of themselves and their Mexican subsidiaries.

Amongst other things, the Notice sets out the factual background of the dispute as well as the legal basis of the resulting Claim, the provisions of the CPTPP that Mexico has breached, and the relief sought. The damages relating to the Almaden and Almadex Claim will be for no less than US$200 million, in the aggregate.

The Notice enables the Company to initiate arbitration should an amicable resolution of the dispute with the Mexican government not be reached. The filing of the Notice must precede initiation of arbitration by a minimum of 90 days.

In good faith and in the spirit of cooperation, Almaden invited Mexico once again to engage in discussions and negotiations with a view to achieving an amicable resolution of the dispute. The Company confirms that it is taking all necessary actions to preserve its rights and protect its investments in Mexico. The Company’s desire is for all parties to reach a mutually acceptable outcome swiftly and amicably. If such an outcome is not achieved during consultations, the Company expects it will have no alternative but to pursue its claims before an arbitral tribunal and seek full compensation for damages the Company has suffered as a result of Mexico’s acts and omissions. The Company retained international arbitration counsel at Boies Schiller Flexner LLP to advise and will consider any other actions necessary to ensure its rights are preserved.

On October 25, 2023 the Company announced that it is not in compliance with the continued listing standards of the NYSE American exchange because the Company’s securities have been selling for a low price per share for a substantial period of time which NYSE American determines to be a 30-trading-day average price of less than US$0.20 per share. The Company’s continued listing on the NYSE American exchange was predicated on it demonstrating sustained price improvement within a reasonable period of time which has determined to be no later than April 19, 2024.

Although Almaden has requested consultations with Mexico under the CPTPP, to date Mexico has not proposed a date for these consultations. In view of this, and the Company’s wish to provide predictability to shareholders, the Company has determined to voluntarily delist from the NYSE American exchange. Almaden intends to seek a listing on the OTCQB Marketplace in parallel with its de-listing from the NYSE American exchange to ensure a continued U.S. trading platform for its U.S. shareholders.

The Company provided notice of the voluntary delisting to the NYSE American on March 14, 2024 and intends to file a Form 25 with the Securities and Exchange Commission in a timely manner to effect the delisting. It is anticipated that the delisting will become effective at the end of business on or about April 4, 2024. The Company has made an application to the OTCQB and expects that its common shares will be quoted on the OTCQB on the next trading day without interruption.

Significant Acquisitions

The Company did not complete any significant acquisitions during its most recently completed financial year for which disclosure is required under Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations and as a result, the Company has not filed a Form 51-102F4 in respect of any acquisitions.

DESCRIPTION OF ALMADEN’S BUSINESS

General

The Company is engaged in the business of the acquisition, exploration and when warranted, development of mineral properties. The Company currently has an interest (“Rights”, as further described below under “Title to Mineral Properties”) in the Tuligtic Property (the “Property”), located in Mexico. The Property is at the advanced exploration stage. The Company has not generated any revenues from operations. The Company provides administrative services to Almadex and Azucar pursuant to Administrative Services Agreements (as defined below). For further information on the Administrative Services Agreements, see the section entitled “Material Contracts”.

Specialized Skill and Knowledge

All aspects of the Company’s business activities require specialized skills and knowledge. Such skills and knowledge include the fields of geology, mining, metallurgy, engineering, environmental issues, permitting, financing, social issues, and accounting. While competition in the resource mining industry has made it more difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining experts for its key activities. Management is comprised of a team of individuals who have extensive expertise and experience in the mineral exploration industry and exploration and development finance and are complemented by an experienced board of directors. See the section entitled “Directors and Officers” below.

Competitive Conditions

Competition in the mineral exploration industry is intense. The Company competes with other mineral exploration and mining companies, many of which have greater financial resources and technical facilities for the acquisition and development of mineral properties, joint venture partners, equipment and supplies, qualified personnel and exploration and development capital. See the section entitled “Risk Factors”.

Employees

As of December 31, 2023, the Company operated with eight people in Canada, of which five are administrative personnel and three are exploration personnel. There are no full-time employees in the U.S. or Mexico. All the employees in Mexico are temporary and are on a fixed contract basis.

Foreign Operations

Our principal operations and assets are located in Mexico. Our operations are exposed to various levels of political, economic, social and other risks and uncertainties. These risks and uncertainties include, but are not limited to, government regulations (or changes to such regulations) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, local ownership requirements and land claims of local people, regional and national instability and mine safety. The effect of these factors cannot be accurately predicted. See the section entitled “Risk Factors” and “Legal Proceedings and Regulatory Actions”.

MINERAL PROPERTY

Current Technical Report

The current Technical Report on the Tuligtic Property (the “Tuligtic Property” or the “Property”) is entitled “Ixtaca Gold-Silver Project, Puebla State, Mexico, NI 43-101 Technical Report on the Feasibility Study” and has an effective date of January 24, 2019 and was updated on October 3, 2019. The authors of the Technical Report are: Tracey Meintjes, P.Eng., and Jesse Aarsen, P.Eng., of Moose Mountain Technical Services; Kristopher Raffle, P.Geo., of Apex Geoscience Ltd; G.H. Giroux, P.Eng., of Giroux Consultants Ltd; and Clara Balasko, P.E., and Edward Wellman PE, PG, CEG, of SRK Consulting (U.S.), Inc., each a Qualified Person. Ms. Balasko no longer works for SRK Consulting (U.S.), Inc. and R. Breese Burnley, P.E. of SRK Consulting (U.S.), Inc., has assumed responsibility for the portions of the scientific and technical information in the Technical Report previously attributed to Ms. Balasko. The Technical Report has been prepared in accordance with NI 43-101 and has been filed on SEDAR at www.sedar.com.

Project Description, Location and Access

Almaden has an interest in the Tuligtic Property described under “Title to Mineral Properties” and “Legal Proceedings and Regulatory Actions”, subject to a 2% NSR owned by Almadex. The Tukigtic Property encompasses the Ixtaca deposit that includes the Ixtaca Main, North, and Chemalaco Zones. The Tuligtic Property is located in Puebla State, Mexico and is the only property material to the Company.

Location and Access

The Ixtaca deposit, the epithermal gold-silver target within the Tuligtic Property, is located 8 km northwest of the town of San Francisco Ixtacamaxtitlán, the county seat of the municipality of Ixtacamaxtitlán, Puebla State. The Ixtaca Project is accessible by driving 40 km east along Highway 119 from Apizaco, an industrial center located approximately 50 km north of Puebla City by two-lane Highway, and then north approximately 2 km along a paved road to the town of Santa Maria Zotoltepec. The trip from Apizaco to site can be driven in approximately 1.5 hours. There is also access to the Tuligtic Property using gravel roads from the northeast via Tezhuitan and Cuyoaco, from the south via Libres and from the northwest via Chignahuapan. The Xicohtencatl Industrial complex lies 30 km southwest by paved road from the Ixtaca Project, and houses agricultural, chemical, biomedical and industrial manufacturing facilities and is serviced by rail. Puebla, the fourth largest city in Mexico has a population in excess of 4 million people, and includes one of the largest Volkswagen automotive plants outside Germany.

The topography on the Tuligtic Property is generally moderate to steep hills with incised stream drainages. Elevation ranges from 2,300 m above sea level in the south to 2,800 m in the north. Vegetation is dominantly cactus and pines and the general area is also somewhat cultivated with subsistence vegetables, bean and corn crops. The Ixtaca Zone (as defined below) exploration area has been previously cleared and logged. The region has a temperate climate with mean monthly temperatures ranging from 16°C in June to 12°C in January. The area experiences approximately 714 mm of precipitation annually with the majority falling during the rainy season, between June and September. Annual evapotranspiration is estimated to be 774 mm. Exploration can be conducted year-round within the Tuligtic Property; however, road building and drilling operations may be impacted by weather to some degree during the rainy season. Electricity is available on the Tuligtic Property from the national electricity grid that services nearby towns such as Santa Maria and Zacatepec. The surface rights locally are privately owned and Almaden has negotiated voluntary surface land use agreements with surface landowners within the exploration area prior to beginning activities. To date, Almaden has secured through purchase agreements over 1,139 ha from numerous independent owners.

Claims and Title

Almaden does not currently hold title to the mining concessions underlying the Ixtaca Deposit and there is no guarantee that it will in the future. The Tuligtic Property was staked by Almaden in 2001, following the identification of surficial clay deposits that were interpreted to represent high-level epithermal alteration. The Property originally consisted of approximately 14,000 ha (the “Original Concessions”), as shown below:

Claim Name	Claim Number	Area (ha)	Valid Until Date
Cerro Grande	219469	11,202	March 5, 2053
Cerro Grande 2	233434	3,028	February 23, 2059
Total		14,230

As a result of the February, 2022 decision of the SCJN, these mineral titles have been declared “ineffective”, or void. Almaden understands that as a result of this decision, its mineral title reverted to application status and that these applications preserve the mineral rights for Almaden but do not allow the Company to engage in exploration until such time as Economia completes the procedures necessary to conduct its court-ordered indigenous consultation.

However, in February, 2023, Economia made a submission to the second district court in Puebla State (the “District Court”), seeking to deny the two mineral title applications which were first made by Almaden in 2002 and 2008 (the “Submission”) and which underpin the Ixtaca deposit. The Submission claimed that the mineral title applications contain technical faults, despite Economia’s previous statements to the contrary and its acceptance of the mineral title applications and grant of the mineral titles in 2003 and 2009. By alleging technical faults in the mineral title applications, Economia appeared to be arbitrarily seeking to deny the grant of the mineral titles and avoid the indigenous consultation ordered by the February 2022 decision of the SCJN.

Later, on April 13, 2023, the Company announced that the District Court ruled that the Submission formally complied with the SCJN decision. The Company and some local community members filed separate appeals of the District Court decision with the Federal Appeals Court (“TCC”), and on October 16, 2023 the Company reported that the TCC dismissed all of the appeals filed by the Parties, and ruled the Submission is compliant with the 2022 decision of the SCJN, since the SCJN decision did not formally prevent Economia from reviewing the technical aspects of the mineral title applications. The TCC ruling did not address the validity of the Submission and therefore safeguarded the Company’s right to challenge the substance and legality of the Submission through the Mexican Federal Administrative Court (“TFJA”).

Subsequent to the Submission the Company had initiated legal action in the TFJA and on October 16, 2023 announced that the TFJA granted a definitive injunction in relation to the Submission, which prevents Economia from releasing the mineral rights covered by Almaden’s mineral title applications to third parties while the trial continues, anticipated to last approximately 18 months in total.

The Company has also, in November, 2022 during the time that the Company’s rights to the area of the Ixtaca project were protected by its original title applications, submitted amended title applications which substantially reduced the area being requested. To date the General Directorate of Mines has not responded to these amended mineral title applications.

In summary, the Company believes that any rights held by Almaden relating to the Ixtaca project are now based on mineral title applications which have been denied by Economia, through its issuance of the Submission. The Company is in the process of disputing this denial through the TFJA.

Further information on the Mineral Title Lawsuit and the Amparo is provided under the heading “Legal Proceedings and Regulatory Actions”.

Almaden’s Rights with respect to the Tuligtic Property are held by Minera Gorrión S.A. de C.V., a subsidiary of Almaden Minerals Ltd. through the holding company, Puebla Holdings Inc., and are subject to a 2% NSR in favour of Almadex.

To maintain a claim in good standing in Mexico, the holder is required to meet annual exploration or exploitation expenditure requirements. Given that the Original Concessions have reverted to application status, the Company has been advised that currently there are no taxes or expenditure requirements relating to them.

History

To the Company’s knowledge, no modern exploration had been conducted on the Ixtaca Project prior to Almaden’s application for the concessions.

During January 2003, Almaden completed a program of geologic mapping, rock, stream silt sampling and induced polarization (“IP”) geophysical surveys at the Tuligtic Property (then known as the “Santa Maria Prospect”). The exploration identified both a porphyry copper and an epithermal gold target within an approximately 5 x 5 km area of intensely altered rock. At the porphyry copper target, stockwork quartz-pyrite veins associated with minor copper mineralization overprint earlier potassic alteration within a multi-phase intrusive body. A single north-south oriented IP survey line identified a greater than 2 km long elevated chargeability response coincident with the exposed altered and mineralized intrusive system. Volcanic rocks exposed 1 km to the south of the mineralized intrusive display replacement silicification and sinter indicative of the upper parts of an epithermal system (the “Ixtaca Zone”). Quartz-calcite veins returning anomalous values in gold and silver and textural evidence of boiling have been identified within limestone roughly 100m below the sinter. The sinter and overlying volcanic rocks are anomalous in mercury, arsenic, and antimony.

Additional IP surveys and soil sampling were conducted in January and February 2005, further defining the porphyry copper target as an area of high chargeability and elevated copper, molybdenum, silver and gold in soil. A total of eight (8) east-west oriented lines, 3 km in length, spaced at intervals of 200 m have been completed over mineralized intrusive rocks intermittently exposed within gullies cutting through the overlying unmineralized ash deposits.

The Tuligtic Property was optioned to Pinnacle Mines Ltd. in 2006 and the option agreement was terminated in 2007 without completing significant exploration.

The Property was subsequently optioned to Antofagasta Minerals S.A. (“Antofagasta”) on March 23, 2009. During 2009 and 2010, Antofagasta, under Almaden operation, carried out IP geophysical surveys and a diamond drill program targeting the copper porphyry prospect. Three additional IP survey lines were completed, and in conjunction with the previous nine (9) IP lines, a 2 x 2.5 km chargeability high anomaly, open to the west and south, was defined. The 2009 drilling consisted of 2,973 m within seven (7) holes that largely intersected skarn type mineralization.

On February 16, 2010, Almaden announced that Antofagasta terminated its option to earn an interest in the Property.

In July 2010, Almaden initiated a preliminary diamond drilling program to test epithermal alteration within the Tuligtic Property, resulting in the discovery of the Ixtaca Zone. The target was based on exploration data gathered by Almaden since 2001 including high gold and silver in soil and a chargeability and resistivity high anomaly (derived from an IP geophysical survey conducted by Almaden) topographically beneath Cerro Caolin, a prominent clay and silica altered hill. This alteration, barren in gold and silver, was interpreted by Almaden to represent the top of an epithermal system which required drill testing to depth. The first hole, TU-10-001 intersected 302.42 m of 1.01g/t gold and 48g/t silver and multiple high grade intervals including 44.35 m of 2.77g/t gold and 117.7g/t silver.

Geological Setting, Mineralization and Deposit Types

The Ixtaca Project is situated within the Trans Mexican Volcanic Belt (“TMVB”), a Tertiary to recent intrusive volcanic arc extending approximately east-west across Mexico from coast to coast and ranging in width from 10 to 300 km. The TMVB is the most recent episode of a long lasting magmatic activity which, since the Jurassic, produced a series of partially overlapping arcs as a result of the eastward subduction of the Farallon plate beneath western Mexico (Ferrari, 2011). The basement rocks of the eastern half of the TMVB are Precambrian terranes, including biotite orthogneiss and granulite affected by granitic intrusions, grouped into the Oaxaquia microcontinent (Ferrari et al., 2011; Fuentes-Peralta and Calderon, 2008). These are overlain by the Paleozoic Mixteco terrane, consisting of a metamorphic sequence known as the Acatlan complex and a fan delta sedimentary sequence known as the Matzitzi formation. Another sedimentary complex is found on top of the Mixteco terrane, represented by various paleogeographic elements such as the Mesozoic basins of Tlaxiaco, Zongolica, Zapotitlan, and Tampico-Misantla (Fuentes-Peralta and Calderon, 2008). The subducting plates associated with the TMVB are relatively young, with the Rivera plate dated at 10 million years and the Cocos plate at 11 to 17 million years.

The stratigraphy of the Tuligtic area can be divided into two main sequences: a Mesozoic sedimentary rock sequence related to the Zongolica basin and a sequence of late Tertiary igneous extrusive rocks belonging to the TMVB (Fuentes-Peralta & Calderon, 2008; Tritlla et al., 2004). The sedimentary sequence is locally intruded by plutonic rocks genetically related to the TMVB. The sedimentary complex at Tuligtic corresponds to the Upper Tamaulipas formation (Reyes-Cortes 1997). This formation, Late Jurassic to Early Cretaceous in age, is regionally described (Reyes-Cortes, 1997) as a sequence of grey-to-white limestone, slightly argillaceous, containing bands and nodules of black chert. The drilling conducted by Almaden allows for more detailed characterisation of the Upper Tamaulipas Formation carbonate units in the Tuligtic area. The sequence on the Ixtaca Project consists of clastic calcareous rocks. The limestone unit variably bedded, generally light grey but locally dark grey to black, with local chert rich sections graded into what have been named transition units and shale (also black shale). The transition units are brown calcareous siltstones and grainstones. These rocks are not significant in the succession but mark the transition from limestone to underlying calcareous shale. Typical of the transition units are coarser grain sizes. The lower calcareous “shale” units exhibit pronounced laminated bedding and is typically dark grey to black in colour, although there are green coloured beds as well. The shale units appear to have been subjected to widespread calc-silicate alteration.

Both the shale and transition units have very limited surface exposure and may be recessive. The entire carbonate package of rocks has been intensely deformed by the Laramide orogeny, showing complex thrusting and chevron folding in the hinge zones of a series of thrust-related east verging anticlines in the Ixtaca area (Tritlla et al., 2004; Coller, 2011). The calcareous shale units appear to occupy the cores of the anticlines while the thick bedded limestone units occupy the cores of major synclines identified in the Ixtaca Zone.

The Tamaulipas Formation carbonate rocks are intruded in the mid-Miocene by a series of magmatic rocks. The compositions are very variable, consisting of hornblende-biotite-bearing tonalites, quartz-plagioclase-hornblende diorites, and, locally, aphanitic diabase dykes (Carrasco-Nunez et al., 1997). In the central part of the Tuligtic Property, porphyry mineralization is hosted by and associated with a hornblende-biotite-quartz phyric granodiorite body. The contact between the granodiorite and the limestone is marked by the development of a prograde skarn.

In the Ixtaca deposit epithermal area of the Ixtaca Project, the limestone basement units are crosscut by intermediate dykes that are often intensely altered. In the vicinity of the Ixtaca Zone these dykes are well mineralized especially at their contacts with limestone country rock. Petrography has shown that epithermal alteration in the dykes, marked by illite, adularia, quartz and pyrite overprints earlier calc-silicate endoskarn mineralogies (Leitch, 2011). Two main orientations are identified for dykes in the Ixtaca area; 060 degrees (parallel to the Main Ixtaca and Ixtaca North zones) and 330 degrees (parallel to the Chemalaco Zone).

An erosional unconformity surface has been formed subsequent to the intrusion of the porphyry mineralization-associated granodiorites. This paleo topographical surface locally approximates the current topography. Although not well exposed the unconformity is marked by depression localised accumulations of basal conglomerate comprised of intrusive and sedimentary boulders.

Two styles of alteration and mineralization have been identified in the area: (1) copper-molybdenum porphyry style alteration and mineralization hosted by diorite and quartz-diorite intrusions; (2) silver-gold low-sulphidation epithermal quartz-bladed calcite veins hosted primarily by carbonate rocks and spatially associated with overlying volcanic hosted texturally destructive clay alteration and replacement silicification.

Outcropping porphyry-style alteration and mineralization is observed in the bottoms of several drainages where the altered intrusive complex is exposed in erosional windows beneath post mineral unconsolidated ash deposits. Multiple late and post mineral intrusive phases have been identified crossing an early intensely altered and quartz-veined medium-grained feldspar phyric diorite named the Principal Porphyry. Other intrusive types include late and post mineral mafic dykes and an inter-mineral feldspar-quartz phyric diorite. Late mineral mafic dykes are fine grained and altered to chlorite with accessory pyrite. Calc-silicate (garnet-clinopyroxene) altered limestone occurs in proximity to the intrusive contacts and is crosscut by late quartz-pyrite veins. Early biotite alteration of the principal porphyry consists of biotite-orthoclase flooding of the groundmass. Quartz veins associated with early alteration have irregular boundaries and are interpreted to be representative of A-style porphyry veins. These are followed by molybdenite veins which are associated with the same wall rock alteration. Chalcopyrite appears late in the early alteration sequence. Late alteration is characterized by intense zones of muscovite-illite-pyrite overprinting earlier quartz-K-feldspar-pyrite ± chalcopyrite veining and replacing earlier hydrothermal orthoclase and biotite. Stockwork quartz-pyrite crosscuts the A-style veins and is associated with muscovite-illite alteration of biotite. The quartz-sericite alteration can be texturally destructive resulting in white friable quartz veined and pyrite rich rock. Pyrite is observed replacing chalcopyrite and in some instances chalcopyrite remains only as inclusions within late stage pyrite grains.

Epithermal mineralization on the Tuligtic Property is considered to have no genetic relationship to the porphyry alteration and mineralization described above. The epithermal system is well preserved and there is evidence of a paleosurface as steam heated kaolinite and replacement silica alteration occur at higher elevations where the upper part of the Coyoltepec pyroclastic deposit is preserved.

The Upper Tamaulipas formation carbonates (limestone and shale units), the dykes that crosscut it and the upper Coyoltepec volcanic subunit (variously referred to as volcanics, tuff or ash) are the host rocks to the epithermal system at Ixtaca. The epithermal alteration occurs over a roughly 5 by 5 km area and occurs as intense kaolinite-alunite alteration and silicification in volcanic rocks. This alteration is interpreted to represent the upper portion of a well-preserved epithermal system. The bulk of the mineralisation occurs in the carbonate (limestone and shale) as colloform banded epithermal vein zones. Unlike many epithermal vein systems in Mexico, the bulk of the veining in the Ixtaca Zone has low base metal contents and gold and silver occur as electrum and other sulphides. Scanning electron microscopy work has demonstrated that silver does not occur with galena or tetrahedrite in any significant way. In the main limestone unit (80% of recoverable metal in the Technical Report) the silver to gold ratio of the mineralisation is roughly estimated to average ~65:1 while in the shale it is roughly estimated to be slightly higher at ~75:1.

The bulk of the resource and over 80% of the recoverable metal in the Technical Report is hosted by the limestone in the Main Ixtaca and Ixtaca North zones as swarms of sheeted and anastomosing high grade banded epithermal veins. There is no disseminated mineralisation within the host rock to the vein swarms, which is barren and unaltered limestone. To the northeast of the limestone hosted mineralisation, the Chemalaco zone, a 330 striking and west dipping vein zone hosted by shale, also forms part of the deeper resource.

The Main Ixtaca and Ixtaca North vein swarms are spatially associated with two altered and mineralised sub parallel ENE (060 degrees) trending, sub-vertical to steeply north dipping dyke zones. The Main Ixtaca dyke zone is approximately 100 m wide and consists of a series of 2 m to over 20 m true width dykes. The Ixtaca North dyke zone is narrower and comprises a steeply north-dipping zone of two or three discrete dykes ranging from 5 to 20 m in width. The zones have been defined over 650 m and tested over 1000m strike length with highgrade mineralization intersected to depths up to 350 m vertically from surface. The strike length of the Chemalaco Zone has been extended to 450m with high-grade mineralization intersected to a vertical depth of 550 m, or approximately 700 m down-dip.

The Chemalaco Zone dips moderately-steeply at approximately 22 degrees to the WSW. An additional sub-parallel zone has been defined underneath the Chemalaco Zone dipping 25 to 50 degrees to the WSW, intersected to a vertical depth of 250 m, approximately 400 m down-dip over a 250 m strike length. The Chemalaco Zone remains open to depth and along strike to the northwest. Additional parallel veins further to the east have been identified in core and the zone remains open in this direction as well.

Exploration

Between 2004 and 2017, Almaden’s exploration at the Tuligtic Property included ASTER satellite hydroxyl alteration studies, surface lithology and alteration mapping, rock and soil geochemical sampling, ground magnetics, IP and resistivity, Controlled Source Audio-frequency Magnetotelluric (“CSAMT”), and Controlled Source Induced Polarization (“CSIP”) geophysical surveys. The work to date has resulted in the identification of eight anomalous areas: the Ixtaca, SE Clay Alteration, Tano, Ixtaca East, Caleva, Azul West, Azul and Sol zones.

Rock Geochemistry

Between 2004 and 2017 a total of 654 rock geochemical samples have been collected on the Property over a 6 x 6 km area. Rock sampling, guided by concurrent soil geochemical surveys, has been concentrated around the Ixtaca Zone and an area extending 4 km to the NNE over the copper porphyry target located between the Caleva and Azul zone soil geochemical anomalies.

Rock grab samples collected by Almaden are from both representative and apparently mineralized lithologies in outcrop, talus and transported boulders within creeks throughout the Property. Rock samples ranging from 0.5 to 2.5 kg in weight are placed in uniquely labelled poly samples bags and their locations are recorded using handheld Global Positioning System (“GPS”) accurate to plus or minus 5 m accuracy.

Of the 654 rock grab samples collected, a total of 53 samples returned assays of greater than 100 parts-per-billion Au, and up to 6.14 g/t Au. A total of 52 rock samples returned assays of greater than 10 g/t Ag and up to 600 g/t Ag.

Gold and silver mineralization occurs within the Ixtaca Zone, and is associated with anomalous arsenic, mercury (± antimony). To the northeast of the Ixtaca Zone zinc, copper and locally anomalous gold, silver and lead (± arsenic) values occur in association with calc-silicate skarn and altered intrusive rocks.

Basement carbonate units, altered intrusive, and locally calc-silicate skarn mineralization occur as erosional windows beneath altered and locally mineralised volcanic. Surface mineralization at the Ixtaca Zone occurs as limestone boulders containing quartz vein fragments and high level epithermal alteration within overlying volcanic rocks as well several small outcrops of epithermal veined limestone. Epithermal alteration and mineralization is observed overprinting earlier skarn and porphyry style alteration and mineralization. Numerous small skarn-related showings exist at the north end Project. Near the Caleva soil anomaly, a small (200 x 100 m) skarn zone hosts sphalerite, galena and chalcopyrite quartz vein stockwork mineralization along the contact zone between limestone and altered and mineralized intrusive rocks to the east.

Soil and Stream Sediment Geochemistry

The collection of 4,760 soil samples by Almaden between 2005 and 2011 resulted in the identification of eight anomalous areas: the Ixtaca, SE Clay Alteration Zone, Tano, Ixtaca East, Tano, Caleva, Azul West, Azul and Sol zones. During 2013, an additional 1,035 soil samples have been collected to extend soil grid lines to the west and locally infill existing grid lines, for a total of 5,795 soil samples.

Samples have been collected at 50 m intervals along a series of 200 m spaced east-west oriented lines. Infill lines spaced at 100 m have been completed over gold and silver anomalies at the Caleva and Ixtaca East zones, and the Tano zone roughly 2.5 km west of the Ixtaca Zone. Subsequently, detailed 50 m x 50 m grid sampling of the Ixtaca Zone and select grid infill of the Azul and Sol zones was completed. Soil samples are collected by hand from a small hole dug with a non-metallic pick or hoe. The sample depth is typically 10 cm, or at least deep enough to be below the interpreted surficial organic layer. Sample bags are labelled with a unique sample number.

Based on the distribution of soil geochemical anomalies and the mapped geology it is apparent that the locally occurring thin (<2 m) thick overlying and unconsolidated post mineral volcanics and soil deposits obscure rock geochemical anomalies from the underlying epithermal system. Significant and anomalous precious metal in soils occur where this unit has been eroded away and volcanic and carbonate hosted mineralisation occurs at surface. Anomalous thresholds (greater than the 95th percentile) for gold and silver are calculated to be 17.1 ppb Au and 0.59 ppm Ag, respectively. A total of 288 samples contain anomalous Au, including 141 samples with coincident Ag anomalies.

The Ixtaca Zone drainage area produces the largest Au and Ag response within the Tuligtic Property. Base metals do not correlate significantly with the Ixtaca Zone, and epithermal trace metal suite elements anomalies occur peripherally within altered volcanic rocks.

Roughly 2 km to the southwest at approximately 240 degrees, along strike from the Ixtaca deposit is the Tano zone of high gold and silver in soil where there has been a limited number of exploration holes drilled (highest gold intercept of 1.00 m of 27.50 g/t gold and 57.7 g/t silver in hole TU-18-541). In the intervening 2 km between the Tano zone and Ixtaca deposit soils were not significantly anomalous, but this is an area covered in post mineral material.

Similarly, along strike at 060 azimuth, roughly 2 km to the northeast the Ixtaca deposit, is the Ixtaca East zone of clay alteration and high gold in soil. Two drainages from this area returned high gold in silt, 700 and 900 ppb respectively.

Base metals correlate well with Au-Ag at the Caleva, Azul, and Sol zones to such an extent they are best termed Cu-Zn (Au-Ag) anomalies. Significant high level epithermal suite trace element soil anomalies occur from Cerro Caolin (immediately above the Main Ixtaca Zone) to over a kilometre to the southeast in an area of outcropping clay altered volcanic. This anomaly and clay alteration defines the Southeast Alteration Zone.

Ground Geophysics

Magnetics

During 2010, Almaden completed an 84 line-km ground magnetic survey over a 4 km by 4.5 km area covering the copper porphyry target area north of the Ixtaca Zone. The survey comprised a series of 200 m spaced east-west oriented lines with magnetic readings collected at 12.5 m intervals along each line.

The survey identified a broad poorly defined, approximately 100 nano-Tesla (“nT”) magnetic high anomaly that corresponds in part with mapped altered quartz-monzonite porphyry rocks. Numerous, 30 to 50 nT short strike length NNW trending linear magnetic high anomalies parallel the regional structural grain, and the strike of bedding within Upper Tamaulipas formation calcareous rocks suggesting structural and/or lithologic control of magnetic anomalies.

Induced Polarization/Resistivity

Concurrent with 2010 ground magnetic surveys, Almaden completed 108 line-km of 100 m “a” spacing pole-dipole IP/resistivity geophysical surveys over the Ixtaca Project area. The survey employed a series of overlapping east-west and north-south oriented lines spaced at intervals of 100 m. Additional N-S lines were surveyed in 2016 between the eastern edge of the Ixtaca Zone and the Tano zone totalling 13 line-km.

Resistivity anomalies appear to be controlled largely by the distribution of more resistive basement carbonate lithologies. Resistivity low (conductive) anomalies are common along local topographic high ridges and plateaus where significant thicknesses of more conductive altered volcanic rocks remain. Nevertheless, the discovery drillhole TU-10-001, targeted a coincident chargeability and resistivity high interpreted to represent epithermal veining beneath the barren clay alteration of Cerro Caolin. The Main Ixtaca vein zone was intersected where this anomaly occurs. Many similar resistivity and chargeability highs were detected in the IP survey and require drill testing.

The survey also defines a 1,000 x 200 m north-northwest trending 20 to 30 m V/V chargeability anomaly coincident with mapped calc-silicate skarn mineralization and the Caleva zone soil geochemical anomaly. While poorly constrained by a single north-south oriented survey line, the anomaly extends a further 1 km north over the porphyry copper anomaly area. Partial survey coverage of the Ixtaca East Zone multi-element soil geochemical anomaly defines a 700 x 500 m elliptical 7 to 15 m V/V chargeability anomaly along its western margin.

CSAMT/CSIP

During 2011, Zonge International Inc. on behalf of Almaden completed a CSAMT and CSIP geophysical survey at the Tuligtic Property over a 6 by 4 km area.

The survey totalled 48.5 line-km, including six lines oriented N-S (N16E azimuth, CSAMT and CSIP), and eight perpendicular E-W oriented lines (N104E azimuth, CSAMT only). Survey line spacing varied from 170 to 550 m utilizing an array of six 25m dipoles.

2-D (N-S Line) smooth-model resistivity data defines a NW trending resistivity anomaly west of the Ixtaca Main Zone, and an E-W trending resistivity anomaly through the Ixtaca Zone. The NW trending anomaly passes through drill sections 10+200E to 10+400E, and may reflect limestone rocks on the west limb of an east-verging antiform. A similar NW trending conductive anomaly immediately to the east may represent calcareous shale rocks within the core of the antiform. The significance of the E-W trending anomaly is not known given the context of the current geologic model.

2-D (E-W Line) smooth-model resistivity data shows a strong resistivity anomaly associated with the core of the Ixtaca Main Zone, and surface outcropping limestone. To the northeast, a resistivity anomaly coincident with the Chemalaco Zone may reflect complex structural geology patterns and the relatively resistive limestone and Chemalaco Dyke lithologies.

A number of subvertical resistivity and conductivity anomalies are evident in the 1-D and 2-D inversions. These anomalies likely represent structures that could also host veins. Further review of this data is planned in order to better define drill targets based on this survey.

Drilling

Since 2010, a total of 590 diamond drillholes have been drilled at the Tuligtic Property, totalling 192,121 m (not including 54 geotechnical holes). Drilling progress since 2010 is summarized in the table below.

The Main Ixtaca Zone of mineralization has been defined as a sub-vertical body trending northeast over a 650 m strike length. The Ixtaca North Zone has been further defined over a 400 m strike length as two discrete parallel sub-zones having a true thickness of 5 to 35m, and spaced 20 to 70m apart. The Chemalaco Zone is moderate to steeply WSW dipping that has been defined over a 450 m strike length with high-grade mineralization intersected to a vertical depth of 600 m or approximately 700 m down-dip.

Tuligtic Property Drilling Summary 2010-2018

Year	Holes Drilled (total m)	Main Ixtaca Zone	Ixtaca North Zone	Chemalaco Zone
2010	14 (6,465 m)	- Discovered as sub-vertical body trending NE defined over 400 m strike
2011	85 (30,644 m)	- Defined over 600 m strike	- Discovered as parallel sub-vertical zone to Ixtaca Main
2012(1)	131 (46,237 m; includes 5 holes 1,375 m at Tano zone outside resource area)	- Defined over 650 m strike - High-grade mineralization intersected to 300 m	- Defined over 400 m strike - High-grade mineralization intersected to 300 m	- Discovered as a WSW moderate-steeply dipping body, defined over 350m strike, trending approximately N-S - High-grade mineralization intersected to 550 m (600 m down-dip)
2013(2)	198 (55,467 m)	- Tested over 1,000 m strike - High-grade mineralization intersected to 300 m	- Delineated as two distinct parallel zones - High-grade mineralization intersected to 32 m	- Defined over 450 m strike as splayed body dipping 55 degrees WSW with overall down-dip 700 m - Splayed subzone dips 25-50 degrees, defined over 250 m strike, 400 m down-dip
2014	40 (13,967 m; includes 3 holes 1,359 m at Azul zone resource area) outside	- Metallurgical test holes twinning existing holes	- Exploration holes testing mineralization outside and at depth below PEA pit	- Exploration holes testing mineralization outside and at depth below PEA pit - Metallurgical test holes twinning existing holes
2015	12 (3,161 m)	- Exploration holes testing mineralization outside and at depth below PEA pit	-	- Exploration holes testing mineralization outside and at depth below PEA pit
2016	34 (11,004 m; includes 1 hole 490m at Tano zone outside resource area)		- Further delineation and expansion of the North Zone

2017	56 (18,756 m)	- Further delineation and expansion of the Main Zone	- Further delineation and expansion of the North Zone	- Further delineation and expansion of the Chemalaco Zone
2018	20 (6420 m)	- Further delineation and expansion of the Main Zone		- Further delineation and expansion of the Chemalaco Zone
(1)	All holes drilled up to November 13, 2012 maiden Mineral Resource estimate cut-off.
(2)	All holes drilled subsequent to November 13, 2012 cut-off, and all 2013 drilled holes.

In July 2010, Almaden initiated a preliminary diamond drilling program to test epithermal alteration within the Tuligtic Property, resulting in the discovery of the Main Ixtaca Zone. The first hole, TU-10-001, intersected 302.42 m of 1.01g/t Au and 48g/t Ag and multiple high grade intervals including 1.67 m of 60.7 g/t Au and 2,122 g/t Ag. Almaden drilled 14 holes totalling 6,465 m during 2010, defined the Main Ixtaca Zone over a 400 m strike length, and initiated drilling along 50 m NNW oriented sections. During 2011, Almaden drilled an additional 85 holes totalling 30,644 m, which resulted in the discovery of the Ixtaca North Zone and testing of the Main Ixtaca Zone over a 600 m strike length on 50 m sections. Almaden discovered the Chemalaco Zone in early 2012 and continued drilling of the Ixtaca North and Main Ixtaca Zones. Almaden drilled 131 holes totalling 46,237 m on the Property from the beginning of 2012 until the November 13, 2012 maiden Mineral Resource estimate cut-off, for a total of 83,346 m in 230 drillholes.

During 2013 and subsequent to the November 13, 2012 cut-off of the maiden Mineral Resource estimate, Almaden drilled 198 holes totalling 55,467 m. A total of 79 holes have been drilled at the Main Ixtaca Zone, 40 holes at the Ixtaca North Zone and 79 holes at the Chemalaco Zone. Drilling during 2013 focused on expanding the deposit and upgrading resources previously categorized as Inferred to higher confidence Measured and Indicated categories.

Drilling during 2014 through 2016 comprised 116 additional drill holes totalling 37,969 m (including 3 exploration drill holes at the (Casa) Azul zone and 1 at the Tano zone. Of the holes drilled within the Ixtaca deposit during 2014, 2015 and 2016, 31 were geotechnical holes. During 2016, a total of 63 holes totalling 20,352 m further delineated and expanded the Main and North Zone mineralization. The remainder were exploration holes testing mineralized zones at depth below the pit described in the Technical Report. Drilling at the Casa Azul zone returned intersected porphyritic intrusive and limestone-skarn mineralization returning locally elevated zinc, copper and silver values.

Drilling during 2017 through 2018 comprised 76 additional drill holes totalling 25,176 m. Of the holes drilled within the Ixtaca deposit during 2017 and 2018, 4 were metallurgical holes that twinned existing holes and 11 were geotechnical holes. During 2017 and 2018, a total of 21 additional holes were drilled in the Main Ixtaca Zone, 18 in the Ixtaca North zone, and 5 additional holes in the Chemalaco Zone. The remainder were exploration holes drilled at surface in the surrounding areas.

Of the 590 holes to date, approximately 236 holes have been completed on the Main Ixtaca Zone, 169 at the Ixtaca North Zone, and 148 at the Chemalaco Zone. The diamond drillholes range from a minimum length of 26.82 m to a maximum of 701 m, and average 320 m. All drilling completed at the Ixtaca Zone has been diamond core of NQ2 size (5.08 cm diameter). Drilling has been performed using four diamond drills owned and operated by Almaden via its wholly owned operating subsidiary Minera Gavilán, S.A. de C.V. The 2010 through 2018 diamond drill programs have been completed under the supervision of Almaden personnel. Drillhole collars have been spotted using a handheld GPS and compass, and subsequently have been surveyed using a differentially corrected GPS. Each of the holes is marked with a small cement cairn inscribed with the drillhole number and drilling direction.

Drillholes have been surveyed down hole using Reflex EZ-Shot or EX-Trac instruments following completion of each hole. Down hole survey measurements have been spaced at 100 m intervals during 2010 drilling and have been decreased to 50 m intervals in 2011. During 2012 and 2013, select drillholes within all three mineralized zones have been surveyed at 15 m intervals. All drilling during 2014 through 2018 were surveyed at 15 m intervals. A total of 7,208 drillhole orientation measurements (excluding 590 collar surveys) have been collected for an average down hole spacing of 26.67 m. A total of 40 drillholes (12,171 m), apart from the collar survey, have not been surveyed downhole; and a total of five drillholes (1,672 m) have been surveyed at the end of hole only. Drillholes having no down hole survey have been assumed to have the orientation of the collar. Drillhole data has been plotted in the field and has been inspected. Down hole data returning unrealistic hole orientations have been flagged and removed from the database.

At the rig, drill core is placed in plastic core boxes labeled with the drillhole number, box number, and an arrow to mark the start of the tray and the down hole direction. Wooden core blocks are placed at the end of each core run (usually 3 m, or less in broken ground). Throughout the day and at the end of each shift drill core is transported to Almaden’s Santa Maria core logging, sampling and warehouse facility.

Tuligtic Property Down Hole Survey Statistics

	Number of Drillholes	Metres
Number of Down Hole Surveys	7,208	192,121
Average Survey Spacing (not including casing)	590	26.67
Drillholes (No Down Hole Survey)	40 (6.7%)	12,171
Drillholes (End Of Hole Survey Only)	5 (0.8%)	1,672
Drillholes (15 m Survey Spacing)	294 (49.8%)	91,044
Drillholes (50 m Survey Spacing)	151 (25.6%)	52,968
Drillholes (100 m Survey Spacing)	24 (%)	9,089

Geotechnical logging is comprised of measurements of total core recovery per-run, RQD (the total length of pieces of core greater than twice the core width divided by the length of the interval, times 100), core photography (before and after cutting), hardness testing and measurements of bulk density using the weight in air-weight in water method.

Drill core is logged based on lithology, and the presence of epithermal alteration and mineralization. All strongly altered or epithermal-mineralized intervals of core are sampled. Almaden employs a maximum sample length of 2 to 3 m in unmineralized lithologies, and a maximum sample length of 1 m in mineralized lithologies. During the years 2010 and 2011, Almaden employed a minimum sample length of 20 cm. The minimum sample length was increased to 50 cm from 2012 onwards to ensure the availability of sufficient material for replicate analysis. Geological changes in the core such as major alteration or mineralization intensity (including large discrete veins), or lithology are used as sample breaks.

The Upper Tamaulipas formation, the dykes that crosscut it and the upper Coyoltepec volcanic subunit are the main host rocks to the epithermal vein system at Ixtaca. In the Main and Ixtaca North zones veining strikes dominantly ENE-WNW (060 degrees) parallel to a major dyke trend and at a very high angle to the N to NNW bedding and fold structures within the limestones. The veins of the Chemalaco Zone are hosted by the shaley carbonate units (black shale) and strike to the NNW, dipping to the SSW. In the footwall to Chemalaco Zone a parallel dyke has been identified which is altered and mineralized. The Chemalaco Zone and the dyke are interpreted to strike parallel to bedding and to core an antiform comprised of shale.

Sampling, Analysis and Data Verification

General Sample Handling and Quality Control Program for Exploration Programs

The Company employs a strict quality control program for samples taken during its exploration programs. For drilling programs, a quality control program is in place which includes the insertion of blanks, field duplicates and certified standards into the sample stream.

Chain of Custody

Samples of rock, soil and drill core and cuttings are sealed by the sampler and kept under control of a qualified person until they are shipped to a laboratory.

Sample Handling

Sample handling for drilling programs is described more fully below. Soil and stream sediment samplers have been trained to industry standard levels of sampling methodology. In general, the Company sieves stream sediment samples to -20 mesh in the field during preparation. Samplers are required to not wear any jewellery or clothing or use equipment which may contaminate the sample. All sample locations are geographically located at the time of sampling using the GPS. The Company has prepared standardized sample information cards for samplers to record information concerning the sample location, type and medium. Outcrop, float and dump rock samples are collected by geologists who record similarly ordered geologic information relating to the sample taken.

Blanks

Blank material, a sample of crushed and pulverized rock, known to contain very low or non-detectable concentration of gold and silver, is inserted as a pulp into the sample stream on an interval of every 20 samples. Blanks are intended to detect possible contamination.

Duplicates

During drill programs the Company routinely includes a field duplicate into the sample stream, spaced at 20 sample intervals. Field duplicate samples are splits of drill core or reverse circulation cuttings from the sample interval. The resulting two field duplicate samples are submitted with separate sample numbers “blind” to the assay lab and separately treated as normal samples. The samples are taken randomly with no regard to rock type, geographic position or degree of alteration or mineralization. These field duplicates are then used to detect the cumulative uncertainties associated with the entire sampling and analytical process.

Standards

During drill programs the Company routinely includes a certified standard into the sample stream, spaced at 20 sample intervals. Certified standards are purchased from CDN Resource Laboratories of Langley, BC and are prepared by this professional third-party lab according to industry standard and accepted methodologies. Standards are utilized to monitor the accuracy of the laboratory work.

Sample Handling for Drill Programs

Core Box Preparation

Plastic core boxes are used for the storage of core. Each box is labelled by the drillers at the drill rig with the drillhole number, a box number and an arrow to mark the start of the tray and the down-hole direction. Wooden core blocks, with the meterage in black marker pen, are inserted by the drillers at the end of each core run (usually 3 m or less). These core run intervals are checked and recorded by the geologist during mark up (see below). When filled with core the boxes are sealed with a plastic lid by the drillers and transported to the core logging facility.

Sample and Core Box Markup

Once at the core logging facility, the core boxes are marked up with the starting and ending meterage, written at the ends of the trays with a marker. The start and end of each selected sample interval is marked with a red wax pencil mark across the core and sample numbers are written on the edge of the core box channels at the start and end of each sample interval. Intervals denoting the position in the sample tag sequence of field duplicate, blank and analytical standards are also marked on the core box. A cut line is marked on the core as a guide for sawing of half-core samples for assay. The cut line position is marked by fitting the ends of the core together, to align them as they come out of the hole, and using a ruler to draw a line down the core axis with a red wax pencil. This mark-up is done after the trays are photographed. Cut line positions are selected by the logging geologist to produce two halves with equal proportions of mineralization. Typically, this is done by marking the cut line down the long axis of the ellipses described by the intersection of the veins with the core circumference. Each tray is digitally photographed before core cutting and sampling.

Sampling Procedure

All samples were originally cut in half using custom-made, gasoline engine-powered diamond core saws. All were recently changed to electric powered saws. Each saw has sliding trays and customized “core cradles” sized for each core diameter in order to ensure a straight cut down the cut line and to minimize the loss of friable core during cutting. Areas of very soft rock (e.g. fault gouge), are cut with a machete, using the side of the core channel to ensure a straight cut. Areas of very broken core (pieces <1 cm) were sampled using spoons. The following standard sampling procedures were employed:

The right-hand side of the core (looking down the hole) was always sampled. After cutting, half the core was placed in a new plastic sample bag and half was placed back in the core box. Between each sample, the core saw and sampling table areas were washed to ensure no contamination between samples. Field duplicate, blank and analytical standards were added into the sample sequence as they were being cut. After cutting of samples containing visible gold, a piece of abrasive quartz sandstone was cut to clean the diamond blade. This was done to prevent contamination of the following sample with gold that may have become smeared onto the blade.

Sample numbers were written on the outside of the sample bags twice and the tag from the sample book was placed inside the bag with the half core. The bags were sealed using single-use plastic cable ties.

Sample numbers on the bags were checked against the numbers on the core box and the sample book.

The core cutting area is within the core logging shed and the logging geologists regularly checked the precision of the core cutting and sampling. The sealed plastic sample bags were placed in large plastic twine (rice) sacks (usually between 8 and 10 samples per sack) and sealed using single-use plastic cable ties. The sacks were weighed and the sack number, sample numbers, sack weight and date written on the outside of the sacks.

The analyses used in the preparation of the Mineral Resource estimate were carried out at ALS Chemex Laboratories of North Vancouver (“ALS”) using industry standard analytical techniques. ALS is independent from the Company. All strongly altered or epithermal-mineralized intervals of core have been sampled. Almaden employs a maximum sample length of 2 to 3 m in unmineralized lithologies, and a maximum sample length of 1m in mineralized lithologies. During the years 2010 and 2011, Almaden employed a minimum sample length of 20 cm. The minimum sample length was increased to 50 cm from 2012 onwards to ensure the availability of sufficient material for replicate analysis. Drill core is half-sawn using industry standard diamond core saws. After cutting, half the core is placed in a new plastic sample bag and half is placed back in the core box. Sample numbers are written on the outside of the sample bags and a numbered tag placed inside the bag. Sample bags are sealed using a plastic cable tie. Sample numbers are checked against the numbers on the core box and the sample book.

ALS sends its own trucks to the Ixtaca Project to take custody of the samples at the Santa Maria core facility and transports them to its sample preparation facility in Guadalajara or Zacatecas, Mexico. Prepared sample pulps are then forwarded by ALS personnel to the ALS North Vancouver, British Columbia laboratory, which is ISO/IEC 17025:2017 and ISO 9001: 2015 certified, for analysis.

For gold, samples are first analysed by fire assay and atomic absorption spectroscopy. Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. All Quality Assurance Quality Control (“QA/QC”) values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses.

Data Verification

Mr. Kristopher J. Raffle, P.Geo., first visited the Tuligtic Property from October 17 to October 20, 2011. Additional visits to the Tuligtic Property have been carried out by Mr. Raffle on September 23, 2012, November 20, 2013, and September 12, 2019. During each of the Property visits Mr. Raffle completed a traverse of the Ixtaca Zone, observed the progress of ongoing diamond drilling operations, and recorded the location of select drill collars. Almaden’s complete drill core library has been made available and Mr. Raffle reviewed mineralized intercepts from a series of holes across the Ixtaca Zone. Mr. Raffle has collected quartered drill core samples as ‘replicate’ samples from select reported mineralized intercepts.

Based on the results of the traverses, drill core review, and ‘replicate’ sampling Mr. Raffle has no reason to doubt the reported exploration results. The analytical data is considered to be representative of the drill samples and suitable for inclusion in the Resource Estimate. In addition to the in-house QA/QC measures employed by Almaden, Kris Raffle, P.Geo. of APEX Geoscience Ltd., completed an independent review of Almaden’s drillhole and QA/QC databases. The review included an audit of approximately 8% of drill core analyses used in the Mineral Resource estimate. A total of 10,885 database gold and silver analyses were verified against original analytical certificates. Similarly, 10% of the original drill collar coordinates and down hole orientation survey files were checked against those recorded in the database; and select drill sites were verified in the field by Kris Raffle, P.Geo. The QA/QC audit included independent review of blank, field duplicate and certified standard analyses. All QA/QC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses. No discrepancies were noted within the drillhole assay database, and all QA/QC failures were dealt with and handled with appropriate reanalyses.

Mineral Processing and Metallurgical Testing

Metallurgical test work and mineralogy has been undertaken on each of the Ixtaca Zone metallurgical domains between 2012 and 2018 at a number of laboratories.

There are 3 distinct metallurgical domains hosting precious metal mineralization at Ixtaca:

•	Limestone ore contains most of the economic mineralization and contributes 75% of metal production in the Technical Report (90% of metal production in the payback period).

•	Volcanic ore contributes 12% of metal production in the Technical Report.

•	Black shale ore contributes 13% of metal production in the Technical Report.

The testwork has demonstrated that economic mineralization responds well to processing by pre-concentration with XRT ore sorting, gravity concentration, intensive leaching of gravity concentrate, flotation, flotation concentrate regrind, leaching with a 24 hour leach time in a Carbon-in-Leach (“CIL”) circuit to complete gold leaching and 72 hours of agitated leach to complete silver leaching.

The majority of economic mineralization is fine grained, requiring a primary grind P80 of 75 μm for liberation, and a regrind of concentrate prior to leaching.

Test work has demonstrated repeatable good overall recoveries for gold and silver in the primary Limestone ore domain. Silver overall recoveries from the volcanic and black shale domains is good. Gold recoveries in volcanic and black shale are poor due to refractory mineralization in the volcanic and preg-robbing organic carbon in the black shale. Ongoing test work indicates that gold recovery improvements in the black shale can be achieved with organic carbon rejection by carbon pre-flotation or flotation cleaning using an organic carbon depressant. Good carbon rejection and subsequent leach recovery was also achieved by ultra fine gravity concentration of black shale concentrates.

Metallurgical testing campaigns for the Ixtaca Project are summarized below.

Phase	Laboratory	Sample type	Tests	Comments
Stage 1 - Exploratory	Craig H.B. Leitch, Ph.D., P. Eng.	Single core intervals	22 samples subjected to petrographic investigation.	Petrographic analysis provided initial insight into characterization of mineralization of the major ore types.
	Blue Coast Phase I (Parksville, BC)	Five composites	Scoping tests including, gravity GRG, cyanidation of gravity tails, flotation, hardness testing.

Limestone had the best response to gravity concentration followed by black shale. Volcanic had poor gravity response. All units amenable to flotation.

Limestone identified as medium hardness, volcanics as soft, blackshale as moderate hardness.

Identified opportunity to recover Pb and Zn from black shale.

	Blue Coast Phase II (Parksville, BC)	Master composites by ore type	Gravity and Flotation tests.	Gravity and flotation tests confirmed a combination of gravity and rougher flotation to be appropriate for all domains. Identified P80 70µm. SIPX and Aero 3477 to enhance silver recovery in flotation.
	McClelland (Reno, NV) Phase 1	Master composites by ore type	Gravity concentration, Flotation, Cyanidation, Diagnostic Leach, residue cyanide speciation.

Diagnostic leach indicated gold and silver in limestone was well liberated and amenable to cyanidation. Silver in volcanic and black shale was well liberated. A third of the gold in volcanic was locked in sulphides, while black shale showed significant preg robbing.

Gravity, flotation, leach test work indicated 90% of silver potentially recoverable from all units, 90% gold recovery from limestone, and 50% gold recovery from volcanic and black shale.

Cyanide speciation indicated cyanide consumption was due to thiocyanate formation – to be remedied with early lime addition.

	Bureau Veritas (Richmond, BC)	Met test work samples	Qemscan analysis of leach residues from limestone and volcanic leach tests.	QEMSCAN Particle Mineral Analysis (PMA) and Trace Mineral Search (TMS) confirm results from diagnostic leach. Unliberated gold locked mainly in sulphides and non-sulphide gangue confirmed that regrind required prior to leaching particularly for volcanic.
	Gekko (Ballarat, Australia)	Single core composites	Tested coarse gravity concentration potential.	Tests indicated that coarse gravity not suitable for Ixtaca ore due to a significant fine grain portion of mineralization.

Phase	Laboratory	Sample type	Tests	Comments
Stage 2 Pre-Feasibility	McClelland (Reno, NV)	Composite from core from HG Main Limestone	Gravity concentration, Flotation, Cyanidation of concentrates, CIL, Merrill Crowe, comminution, whole ore leach. Focused on Limestone.

Gravity grind size tests indicated that 75 µm gravity feed was close to optimum.

Optimization focused on flotation and leach conditions. Primary grind size optimized at P80 75µm. Flotation mass pull of 10% achieved good recoveries.

Regrind before leaching is required to maintain good leach recoveries. Lime addition during regrind significantly reduced cyanide consumption to less than 1 kg/t. Typical leach kinetics for gold with gold leaching complete in 24 hours. Silver requires longer leach time of 72 hours.

No preg robbing detected in limestone. Merrill Crowe recommended for high silver content. CIL for processing black shale. Overall recovery projection the same as Stage 1 test work.
	Bureau Veritas (Richmond, BC)	Met test work samples	Mineralogical Assessment of Gravity, Flotation, Cyanidation Products.	Supported Stage 2 McClelland test work, focused on detailed limestone mineralogy.
	Met-Solve (Langley, BC)	Met test work samples	GRG gravity tests on all domains.	GRG was used determined recoveries from industrial scale semi batch gravity concentrators.
Stage 3 Feasibility	McClelland in Sparks, NV, and Met-Solve in BC	Continuous intervals from various locations (lateral and depth variability)

Variability testing on limestone (gravity, flotation, leach, CIP, Merrill Crowe). Filtration. Leach optimization for volcanic. Comminution tests.

Organic Carbon rejection from black shale.

Volcanic concentrate leach tests.

Optimum conditions from Stage 2 applied to limestone samples representing various locations and grades throughout the limestone domain.

Flotation recovery of gold and silver correlate with head grade, and improved with increased promoter concentration.

Gold and silver leach recoveries correlated with head grade. CIL gold recovery was higher than agitated leach confirming the preference for activated carbon when leaching limestone.

Black Shale pre-flotation with CMC cleaning indicated that organic CIL recoveries can be significantly improved with carbon liberation.

Ferric sulphate with additional regrind of volcanic followed by CIL leaching indicated significant gold recovery improvement potential.

	Tomra (Wedel, Germany)	Bulk samples from drill core by ore type	Ore sort amenability and XRT ore bulk tests on commercial machines.	Ore sort tests showed significant waste rejection of coarse rock and upgrading of ore using commercial XRT ore sort machines.
	Bureau Veritas (Richmond, BC)	Met test work samples	Mineralogical Assessment of Black shale to characterize organic carbon.	Mineralogy investigation identified organic carbon in black shale as fine grained discrete particles in the host rock. Confirmed that the organic carbon can be liberated.
	Met-Solve (Langley, BC)	Met test work concentrate samples	Ultrafine gravity for Organic carbon rejection for black shale followed by CIL tests.	Pre-flotation concentrates, and flotation concentrates were tested in an ultrafine gravity separation machines. The test work successfully separated organic carbon from gold and silver bearing concentrates. Carbon liberation requires a fine regrind (-20 µm). Concentrates leached at various organic carbon grades showed that gold recovery significantly improved when organic carbon is reduced to less than 0.5%.
	Metro Testing (Burnaby, BC)	Contiguous waste rock cores from various limestone locations	Aggregate characterization /qualification.	Tests confirmed Ixtaca limestone is suitable for many types of concrete use. Concrete produced with the aggregate performed very well, largely achieving the 28-day design compressive strength of 30 MPa already at 7 days, and more than 40 MPa at 28 days.

There are no known additional processing factors or deleterious elements that could have a significant effect on potential economic extraction other than the factors described above.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimate

On January 31, 2013, the Company announced a maiden Mineral Resource estimate on the Ixtaca Zone, which was followed by a resource update on January 22, 2014, and another on May 17, 2017. Since that time an additional 104 holes have been completed, and this data is also included in the Mineral Resource estimate which has been prepared in accordance with NI 43-101 by Gary Giroux, P.Eng., Qualified Person under the meaning of NI 43-101, and summarised in the table below. The data available for the resource estimation consisted of 649 drill holes assayed for gold and silver. Wireframes constraining mineralised domains were constructed based on geologic boundaries defined by mineralisation intensity and host rock type. Higher grade zones occur where there is a greater density of epithermal veining. These higher grade domains have good continuity and are cohesive in nature.

Of the total drill holes, 558 intersected the mineralised solids and were used to make the resource estimate. Capping was completed to reduce the effect of outliers within each domain. Uniform down hole 3-metre composites were produced for each domain and used to produce semivariograms for each variable. Grades were interpolated into blocks 10 x 10 x 6 m in dimension by ordinary kriging. Specific gravities were determined for each domain from drill core. Estimated blocks were classified as either Measured, Indicated or Inferred based on drillhole density and grade continuity.

The following tables show the Measured, Indicated and Inferred Mineral Resource estimate with the base case 0.3 g/t AuEq Cut-off grade highlighted from the July 8, 2018 Mineral Resource estimate. Also shown are the 0.5, 0.7 and 1.0 g/t AuEq Cut-off grade results. AuEq calculation is based on average prices of $1250/oz gold and $18/oz silver.

Ixtaca Zone Measured, Indicated and Inferred Mineral Resource Estimate

MEASURED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (oz)	Ag (oz)	AuEq (oz)
0.30	43,380,000	0.62	36.27	1.14	862	50,590	1,591
0.50	32,530,000	0.75	44.27	1.39	788	46,300	1,454
0.70	25,080,000	0.88	51.71	1.63	711	41,700	1,312
1.00	17,870,000	1.06	61.69	1.95	608	35,440	1,118

INDICATED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (oz)	Ag (oz)	AuEq (oz)
0.30	80,760,000	0.44	22.67	0.77	1,145	58,870	1,994
0.50	48,220,000	0.59	30.13	1.02	913	46,710	1,586
0.70	29,980,000	0.74	37.79	1.29	715	36,430	1,240
1.00	16,730,000	0.96	47.94	1.65	516	25,790	888

INFERRED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (oz)	Ag (oz)	AuEq (oz)
0.30	40,410,000	0.32	16.83	0.56	412	21,870	726
0.50	16,920,000	0.44	25.43	0.80	237	13,830	436
0.70	7,760,000	0.57	33.80	1.06	142	8,430	264
1.00	3,040,000	0.79	43.64	1.42	77	4,270	139

Notes pertaining to Measured, Indicated and Inferred Mineral Resource Estimates:

1.	Ixtaca Mineral Resources estimate have an effective date of 8 July 2018. The Qualified Person for the estimate is Gary Giroux, P.Eng.
2.	Base case 0.3 g/t AuEq Cut-Off grade is highlighted. Also shown are the 0.5, 0.7 and 1.0 g/t AuEq Cut-off grade results. AuEq calculation based on average prices of $1250/oz gold and $18/oz silver. The base case Cut-off grade includes consideration of the open pit mining method, 90% metallurgical recovery, mining costs of $1.82/t, average processing costs of $11.7, general and administrative (“G&A”) costs of $1.81/t
3.	Mineral Resources are reported inclusive of those Mineral Resources that have been converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4.	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal or other relevant issues. The Mineral Resources have been classified according to the CIM Definition Standards for Mineral Resources and Mineral Reserves in effect as of July 8, 2018.
5.	All figures were rounded to reflect the relative accuracy of the estimates and may result in summation differences.

Mineral Reserve Estimate

Mineral Reserves in the table below have been developed by Moose Mountain Technical Services with an effective date of November 30, 2018, and are classified using the 2014 CIM Definition Standards. The Mineral Reserves are based on an engineered open pit mine plan.

Mineral Reserves

	Tonnes	Diluted Average Grades		Contained Metal
	(millions)	Au (g/t)	Ag (g/t)	Au - ‘000 ozs	Ag - ‘000 ozs
Proven	31.6	0.70	43.5	714	44,273
Probable	41.4	0.51	30.7	673	40,887
TOTAL	73.1	0.59	36.3	1,387	85,159

•	Mineral Reserves have an effective date of November 30, 2018 and are disclosed in the Technical Report filed under Form 6-K on January 25, 2019. The Qualified Person responsible for the Mineral Reserves is Jesse Aarsen, P.Eng of Moose Mountain Technical Services.
•	The Cut-off grade used for ore/waste determination is NSR>=$14/t
•	All Mineral Reserves in this table are Proven and Probable Mineral Reserves. The Mineral Reserves are not in addition to the Mineral Resources but are a subset thereof. All Mineral Reserves stated above account for mining loss and dilution.
•	Associated metallurgical recoveries (gold and silver, respectively) have been estimated as 90% and 90% for limestone, 50% and 90% for volcanic, 50% and 90% for black shale.
•	Reserves are based on a US$1,300/oz gold price, US$17/oz silver price and an exchange rate of US$1.00:MXP20.00.
•	Reserves are converted from resources through the process of pit optimization, pit design, production schedule and supported by a positive cash flow model.
•	Rounding as required by reporting guidelines may result in summation differences.

Legal, political, environmental, metallurgical, permitting, title, taxation, socio-economic, marketing or other risks that could materially affect the potential development of the Mineral Reserves are provided in this Annual Information Form under the heading “Risk Factors”.

Mining Operations

A feasibility study level mining design, production schedule, and cost model has been developed for the Ixtaca Zone of the Tuligtic Property. This current work focuses on the near surface high grade limestone hosted portions of the Ixtaca Zone deposit. The mine schedule includes an open pit mining operation with a process plant to produce gold and silver doré. The plant will operate initially at an average plant throughput of 7,650 tonnes per day and expanding to 15,300 tonnes per day by Year 5. The process plant includes conventional crushing, ore sorting, grinding, gravity, flotation, and concentrate leaching using CIL. Mining will use a contractor owned and operated fleet.

A series of pit optimizations have been completed using the resource block model, applying a range of metal prices and recoveries, estimated costs for mining, processing, and pit slopes. The operational pits are designed based on the optimized shell, and the potentially mineable portion of the resource is estimated within those pits. The ultimate pit contains a total of 73.1 million tonnes of crusher feed at a strip ratio of 4.45:1. The crusher feed tonnages include mining recovery and mining loss & dilution.

Processing and Recovery Operations

The Technical Report reflects the Rock Creek process plant which has been purchased by Almaden. Run of mine (“ROM”) ore will be crushed in a three-stage crushing circuit to -9 mm.

The Technical Report also incorporates ore sorting, test work for which has shown the ability to separate barren or low grade limestone host rock encountered within the vein swarm from vein and veined material (see Almaden news release of July 16th 2018). Product from the secondary crusher will be screened in to coarse (+20 mm), mid-size (12 to 20 mm), and fine (-12mm) fractions. Coarse and mid-size ore will be sorted by an XRT ore sort machine to eject waste rock. Fine ore will bypass the ore sorting and is sent directly to the mill.

Ore sort waste from Limestone and Black Shale is below waste/ore cutoff grade and is placed in the waste rock dump. Ore sort ‘waste’ from the volcanic unit is low grade ore and will be stockpiled for processing later in the mine life. Ore sorting pre-concentration increases the mill feed gold and silver grades by 32% and 31% respectively compared to ROM grades. The table below shows ROM grades with ore sort waste removed from the ROM, and the resulting mill feed.

Ore Sort Mill Feed grade improvement

		ROM	Ore sort	Mill
		Ore	Waste	Feed
Limestone	million tonnes	51.5	18.8	32.7
	Au g/t	0.572	0.24	0.763
	Ag g/t	37.5	12.0	52.2
Black Shale	million tonnes	12.2	6.3	5.8
	Au g/t	0.517	0.25	0.806
	Ag g/t	44.4	20.0	70.8
Volcanic	million tonnes	9.4	-	9.4
	Au g/t	0.790	-	0.790
	Ag g/t	18.6	-	18.6
TOTAL	million tonnes	73.1	25.1	48.0
	Au g/t	0.591	0.24	0.773
	Ag g/t	36.3	14.0	47.9

Crushed ore is transported to the grinding circuit by an over land conveyor. Grinding to 75 microns is carried out with ball milling in a closed circuit with cyclones. Cyclone underflow is screened and the screen undersize is treated in semi-batch centrifugal gravity separators to produce a gravity concentrate.

The gravity concentrate will be treated in an intensive leach unit with gold and silver recovered from electrowinning cells.

The cyclone overflow will be treated in a flotation unit to produce a flotation concentrate. After regrinding the flotation concentrate leaching will be carried out in 2 stages. CIL leaching for 24 hours will complete gold extraction, followed by agitated tank leaching to complete silver leaching. A carbon desorption process will recover gold and silver from the CIL loaded carbon, and a Merrill Crowe process will recover gold and silver from pregnant solution from the agitated leach circuit.

Cyanide destruction on leach residue is carried out using the SO2/Air process. Final tailings are thickened and filtered then dry stacked and co-disposed with mine waste rock.

Average process recoveries from mill feed to final product over the life of mine (“LOM”) are summarized below for each ore type.

Average LOM Process Recoveries from Mill Feed

	Gold	Silver
Limestone	88.5%	86.8%
Volcanic	64.4%	76.3%
Black Shale	54.5%	84.7%

Infrastructure, Permitting and Compliance Activities

Water and Waste Management

One of Almaden’s top priorities at Ixtaca is water quality and a mine plan that provides a permanent and consistent long-term supply of water for residents. The plan outlined in the Technical Report has evolved through the open dialogue between the Company and residents over the past number of years and as part of a social investment plan consultation (see section below on “Community”).

Rainfall in the Ixtaca vicinity falls primarily during a relatively short rainy season. With no local water storage facilities, the flash flows of water are currently lost to the communities. Under the Technical Report, rainwater will be captured during the rainy season in two water storage reservoirs and slowly released during the dry season, for use by both the mining operation and local residents.

Extensive geochemical studies have evaluated the potential for acid rock drainage and metal leaching from the waste rock and tailings using globally accepted standardised methods of laboratory testing and in compliance with Mexican regulations. Most of the waste rock at Ixtaca is limestone, and the studies of both waste rock and tailings have consistently shown that there is more than enough neutralising potential present in the waste rock to neutralise any acid generated. Testing to date also indicates low potential for metal leaching. These results along with the excellent access to potential markets in the growing industrial state of Puebla, indicate the potential for rock waste and tailings from the Ixtaca deposit to be secondary resources such as aggregate and cement feedstock. These opportunities were examined in 2019 as part of the Company’s commitment to best sustainable practices.

In consideration of these findings and the hydrologic conditions at Ixtaca, Almaden and its consultants reviewed best available technology and best applicable practice in the design and planning of tailings management at Ixtaca, which resulted in selecting a dry-stack tailings facility which would include co-disposal of waste with filtered tailings, use much less water than traditional slurry facilities, reduce the mine footprint, allow for better dust control, and enable earlier rehabilitation of the tailings and waste disposal areas.

Power and Fuel Supply

Almaden engaged Federal Electricity Commission to complete an assessment of power delivery to the Project. The first study, completed by the Federal Electricity Commission examined generation capacity and concluded that Ixtaca will be supplied through a 115 kV transmission line from a substation at Apizaco called Zocac. Total length of the transmission line is 27 km. The Project requires a new 115/4.16 transformer onsite as the connection point to the transmission line. Plant power distribution from the main substation will be by overhead power lines and buried conduits. Standby emergency power will be supplied by diesel generators relocated from the Rock Creek mine. Diesel fuel will be delivered to site in tanker trucks and will be available for use by vehicles using onsite 120,000 litre storage.

Tailings Management

The mine plan will not include a separate tailings management facility. Instead the tailings and waste rock will be co-disposed in the West Tailings and Rock Storage Facility. Tailings produced by the flotation process will be sent through a filter press to achieve a volumetric moisture content of approximately 15% to 20%. The filtered tailings will then be conveyed from the plant to a central point in the West Tailings and Rock Storage Facility. From this location, the tailings will be placed, spread and compacted in layers to an average dry density of 1.8 tonnes per cubic meter. Due to the size of the planned operational deck, tailings may be transported from the central stacker area to the limits of the facility by truck or conveyor. The filtered tailings will be surrounded by a limestone waste rock buttress and will be deposited with shale and volcanic waste rock. Approximately 48 million tonnes of tailings and 216 million tonnes of waste rock consisting of limestone, volcanics, and black shale will be stored in the West Tailings and Rock Storage Facility.

Community Consultations

Almaden has a long history of engagement with communities in the region around the Ixtaca Project. Amongst many other initiatives, the Company has trained and employed drillers and driller helpers from the local area, held ten large-scale community meetings totalling over 4,500 people, taken 500 local adults on tours of operating mines in Mexico, and held monthly technical meetings on a diverse range of aspects relating to the mining industry and the Ixtaca Project. At the end of 2022, the Company convened an outdoor end of year gathering in a large open space and is very appreciative of the ongoing support and optimism from local communities regarding the future of the Ixtaca Project and the tremendous value that we can collectively deliver to the local area through project development.

In 2017, Almaden engaged a third-party consultant to lead a community consultation and impact assessment at the Ixtaca Project. In Mexico, only the energy industry requires completion of such an assessment (known in Mexico as a Trámite Evaluación de Impacto Social, or “EVIS”) as part of the permitting process. The purpose of these studies is to identify the people in the area of influence of a project (“Focus Area”) and assess the potential positive and negative consequences of project development to assist in the development of mitigation measures and the formation of social investment plans. To Almaden’s knowledge, this is the first time a formal EVIS has been completed in the minerals industry in Mexico, and as such reflects the Company’s commitment to best national and international standards in Ixtaca Project development.

The EVIS and subsequent work on the development of a social investment plan were conducted according to Mexican and international standards such as the Guiding Principles on Business and Human Rights, the Equator Principles, and the OECD Guidelines for Multinational Enterprises and Due Diligence Guidance for Meaningful Stakeholder Engagement in the Extractive Sector.

Fieldwork for the EVIS was conducted by an interdisciplinary group of nine anthropologists, ethnologists and sociologists graduated from various universities, who lived in community homes within the Ixtaca Focus Area during the Technical Report to allow for ethnographic immersion and an appreciation for the local customs and way of life. This third-party consultation sought voluntary participation from broad, diverse population groups, with specific attention to approximately one thousand persons in the Focus Area.

This extensive consultation resulted in changes to some elements of the mine design, including the planned construction of a permanent water reservoir to serve the local area long after mine closure, and the shift to dry-stack filtered waste management.

In March 2020, the Company announced that it has partnered with a local community group focused on irrigation development, and together with them coordinated with the Federal Government water authority, to co-fund a new water reservoir in Zacatepec, a community located close to the Ixtaca mine development area. Next steps will involve adding new pipelines, tanks, and other structures to enhance the irrigation potential in support of local agricultural production.

This reservoir is one of the projects identified which could bring immediate benefits to the local area even prior to Ixtaca development. The Company looks forward to advancing further elements of a community social investment plan as mine permitting and construction advance.

In October 2021, the Company announced its decision to conduct the HRIA at the Ixtaca Project. The HRIA is being led by an independent technical expert consulting group named Centro de Investigaciones Interculturales Juridicas y Ambientales (“CIIJA”). The HRIA aims to predict, identify, characterize, and assess the impacts that the Ixtaca project may have on human rights, as well as to propose strategies which amplify the positive impacts and mitigate or compensate for any negative ones.

This important exercise has involved extensive field work under the oversight of an Advisory Committee comprised of local community representatives and subject-matter experts. The HRIA was completed in 2023.

Economic Contributions

The Technical Report anticipates that approximately 600 direct jobs will be created during the peak of construction, and 420 jobs will be generated during operations. Assuming base case metal prices, under this Technical Report, Ixtaca is anticipated to generate approximately US$130 million in Federal taxes, US$50 million in State taxes and US$30 million in municipal taxes.

Closure and Reclamation

Mine waste areas will be reclaimed and re-vegetated at the end of mining activity. At closure, all buildings will be removed and remaining facilities, except for the water storage dam, will be reclaimed and re-vegetated. The water storage dam and the availability of this water to the local communities will remain after closure.

Capital and Operating Costs

Initial capital cost for the Ixtaca gold-silver project is $174 million and sustaining capital (including expansion capital) is $111 million over the LOM. The estimated expansion capital of $64.5 million will be funded from cashflow in Year 4 for the throughput ramp-up in Year 5. Estimated LOM operating costs are $26.8 per tonne mill feed. The following tables summarize the cost components:

Initial Capital Costs ($ millions)

Mining	22.2
Process	80.2
Onsite Infrastructure	24.3
Offsite Infrastructure	7.5
Indirects, EPCM, Contingency and Owner’s Costs	39.9
Total	174.2

Expansion Capital Costs ($ millions)

Mining	$1.2
Process	$56.9
Infrastructure	$1.5
Indirects, EPCM, Contingency and Owner’s Costs	$5.0
Total	$64.5

LOM Average Operating Costs ($)

Mining costs	$/tonne milled	$15.2
Processing	$/tonne milled	$10.5
G&A	$/tonne milled	$1.1
Total	$/tonne milled	$26.8

Economic Results and Sensitivities

A summary of financial outcomes comparing base case metal prices to alternative metal price conditions are presented below. The Technical Report base case prices are derived from current common peer usage, while the alternate cases consider the Ixtaca Project’s economic outcomes at varying prices witnessed at some point over the three years prior to the Technical Report.

Summary of Ixtaca Economic Sensitivity to Precious Metal Prices (Base Case is Bold)

Gold Price ($/oz)	1125	1200	1275	1350	1425
Silver Price ($/oz)	14	15.5	17	18.5	20

Pre-Tax NPV 5% ($million)	229	349	470	591	712
Pre-Tax IRR (%)	35%	46%	57%	67%	77%
Pre-Tax Payback (years)	2.0	1.8	1.6	1.4	1.3
Pre-Tax Avg. Yrly Operating Cash Flow ($million)	43	56	70	83	97

After-Tax NPV 5% ($million)	151	233	310	388	466
After-Tax IRR (%)	25%	34%	42%	49%	57%
After-Tax Payback (years)	2.6	2.1	1.9	1.7	1.5
After-Tax Avg. Yrly Operating Cash Flow ($million)	34	44	52	61	70

Annual Cash Flow Summary ($ millions)

Year	-1	1	2	3	4	5	6	7	8	9	10	11	Total
After-Tax Cash Flow	($174)	$80	$110	$69	$10	$81	$93	$52	$60	$39	$23	$22	$453

Exploration, Development, and Production

The Company intends to proceed with the completion of the HRIA during 2023. The Company substantially completed a revised MIA permit application which incorporates additional data available to the Company as well as data gathered in further field studies. The Company expects to submit the MIA application once the HRIA document and the indigenous consultation are finalized. In the normal course, MIA permits may take up to one year for review by SEMARNAT after submission.

Almaden has access to sufficient funding to conduct its anticipated work program for the next fiscal year at the Ixtaca Project.

RISK FACTORS

Risks Related to International Labour Organization Convention 169 Compliance

The Company may, or may in the future, operate in areas presently or previously inhabited or used by Indigenous peoples. As a result, the Company’s operations are subject to national and international laws, codes, resolutions, conventions, guidelines and other similar rules respecting the rights of Indigenous peoples, including the provisions of ILO Convention 169. ILO Convention 169 mandates, among other things, that governments consult with Indigenous peoples who may be impacted by mining projects prior to granting rights, permits or approvals in respect of such projects. Therefore, consultation with Indigenous communities by Mexican authorities and the Company may be required for the Ixtaca Project.

ILO Convention 169 has been ratified by Mexico and indigenous consultation is a requirement of the SCJN decision. However, to date Mexico has not implemented procedures to ensure their compliance with ILO Convention 169.

As noted under headings “title to Mineral Properties” and “Legal Proceedings and Regulatory Actions”, the SCJN has recently determined that before issuing Almaden’s mineral titles, Economia should have provided for a consultation procedure with relevant Indigenous communities. Amongst other things, the decision ordered Economia to declare Almaden’s mineral titles ineffective (‘insubsistentes’), or void, and to issue them again following Economia’s review of the file and compliance with its obligation to carry out the necessary procedures to consult with Indigenous communities. Until the court-ordered consultation has been completed, for which there is significant uncertainty about time and outcome, the Company cannot proceed to construction and operation of the Ixtaca Project and is not able to engage in exploration.

The standards for local implementation of the obligations assumed by Mexico under ILO Convention 169 regarding the human right to free, prior, informed consultation of Indigenous communities are currently evolving. The SCJN decision has halted and is expected to result in a significant delay in project development notwithstanding the extensive engagement already conducted by the Company in relevant communities.

Government compliance with ILO Convention 169 can result in delays and significant additional expenses to the Company arising from the consultation process with Indigenous peoples in relation to the Company’s exploration, mining or development projects. Moreover, any actual or perceived past contraventions, or potential future actual or perceived contraventions, of ILO Convention 169 by Mexico creates a risk that the permits, rights, approvals, and other governmental authorizations that the Company has relied upon, or may in the future rely upon, to carry out its operations or plans could be challenged by or on behalf of Indigenous peoples.

Such challenges may result in, without limitation, additional expenses with respect to the Company’s operations, the suspension, revocation or amendment of the Company’s rights or mining, environmental or export permits, a delay or stoppage of the Company’s development, exploration or mining operations, the refusal by governmental authorities to grant new permits or approvals required for the Company’s continuing operations until the settlement of such challenges, or the requirement for the responsible government to undertake the requisite consultation process in accordance with ILO Convention 169.

As a result of the inherent uncertainty in respect of such proceedings, the Company is unable to predict what the results of any such challenges would be; however, any ILO Convention 169 proceedings relating to the Company’s operations in Mexico may have a material adverse effect on the business, operations, and financial condition of the Company.

Title to Mineral Properties

Almaden does not currently hold title to the mining concessions underlying the Ixtaca Deposit and there is no guarantee that it will in the future. Almaden’s rights (“Rights”) to the Ixtaca project area stem from two mineral title applications that were originally submitted to Mexico’s Ministry of the Economy in 2002 and 2008. Of note, in November, 2022 the Company submitted amended title applications which substantially reduced the area being requested, but to date Economia has not responded to these amended mineral title applications.

By way of background, the two mineral titles previously owned by Almaden which covered the Ixtaca project were the subject of a lawsuit against the Mexican government (President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office) asserting that the Mexican mining law is unconstitutional. In April 2019, the second district court in Puebla State (“District Court”) issued a decision that Mexico’s mining law is unconstitutional because it fails to include provisions requiring consultation of indigenous communities before granting mineral titles. This decision was appealed by Mexican authorities as well as the Company as an affected third party, with the appeals being heard by Mexico’s Supreme Court (“SCJN”).

In early 2022, the SCJN ruled that the Mexican mineral title law is constitutional, but that Economia should have provided for a consultation procedure with relevant indigenous communities prior to issuing mineral titles to the Company. The SCJN ordered Economia to declare Almaden’s mineral titles ineffective - to revert them to application status - and to conduct indigenous consultation prior to re-issuing them.

The SCJN decision provided guidance to Mexican authorities regarding the procedures required to be followed by those authorities in the follow-up to its decision and performance of indigenous consultation. The decision also clarified that unless there is a significant impact on the rights of an indigenous community caused by the granting of the mineral title, such as relocation or something similar, title issuance is not dependent upon the consent of any indigenous community. The District Court was responsible for ensuring that the SCJN decision was properly implemented.

On February 22, 2023, Economia made a submission to the District Court seeking to deny the two mineral title applications which were first made by Almaden in 2002 and 2008 (the “Submission”). The Submission claims that the applications contain technical faults, despite Economia’s previous statements to the contrary and its acceptance of the mineral title applications and grant of the mineral titles in 2003 and 2009. By alleging technical faults in the mineral title applications, Economia appears to be arbitrarily seeking to deny the grant of the mineral titles and avoid the indigenous consultation ordered by the February 2022 decision of the SCJN. Such consultation would be welcomed by both the Company and surrounding community members.

On April 13, 2023, Almaden reported that the District Court ruled that the Submission formally complied with the SCJN decision. However, the District Court ruling appeared to rely heavily on Economia’s Submission regarding the Company’s 2002 and 2008 title applications, and in its decision the District Court did not provide arguments to address the Company’s challenge of the Submission.

Almaden and local community members filed separate appeals of this decision to the Federal Appeals court (“TCC”), which in October 2023 dismissed all of the appeals filed by the Parties and confirmed the Submission is compliant with the 2022 decision of the SCJN, since the SCJN decision did not formally prevent Economia from reviewing the technical aspects of the mineral title applications.

However, the TCC ruling did not address the validity of the Submission and therefore safeguarded the Company’s right to challenge the substance and legality of the Submission through the Mexican Federal Administrative Court (“TFJA”).

The TFJA has granted a definitive injunction to Almaden’s Mexican subsidiary, Minera Gorrion (“MG”), which prevents Economia from releasing the mineral rights covered by the Company’s mineral title applications to third parties while the TFJA trial regarding the substance and legality of the Submission continues. The TFJA process is expected to take approximately 18 months.

In summary, the Company believes that any Rights held by Almaden relating to the Ixtaca project are now based on mineral title applications which have been denied by Economia, through its issuance of the Submission. The Company is in the process of disputing this denial through the Mexican Federal Administrative Court.

Risk related to potential proceedings under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”)

On December 13, 2023 the Company delivered to the United Mexican States (“Mexico”) a Request for Consultations in accordance with the CPTPP relating to an investment dispute with Mexico, and on March 14, 2024, the Company delivered to Mexico notice of its intention to submit a claim to arbitration against Mexico in accordance with Article 9.19.3 of the CPTPP. The Company notes its desire for all parties to reach a mutually acceptable outcome swiftly and amicably. If such an outcome is not achieved within the six months time frame for consultations, the Company expects it will have no alternative but to commence legal proceedings before an arbitral tribunal and seek full compensation for damages the Company has suffered as a result of Mexico’s acts and omissions. In the event the Company commences legal proceedings and they are decided adversely to us, these legal proceedings, or others that could be brought against the Company in the future, could have a material adverse effect on our financial position or prospects. While the Company believes it has valid reasons to commence legal proceedings, litigation matters are inherently uncertain and there is no guarantee that if proceedings commence they will be successful, or that the likely outcome of this matter will be consistent with the ultimate resolution of the matter. Any legal proceedings would require the Company to incur significant expense, devote significant resources, and may generate adverse publicity, which could materially, and possibly adversely, affect its business. The Company’s inability to enforce its rights and the enforcement of rights on a prejudicial basis by foreign courts or international arbitral tribunals could have an adverse effect on the Company’s outlook. Outcomes in any legal proceedings and the process for recovering funds even if there is a successful outcome in any legal proceedings can be lengthy and unpredictable. Furthermore, there is a risk that the Company will be unable to secure the necessary funding to advance any legal proceedings.

General Risk Factors Attendant to Resource Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits, but also from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors beyond the control of the Company that cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

Presently, the Company is in the exploration and development stage and there is no assurance that a commercially viable ore deposit or mining operation will result in any of its properties or prospects until further work is done and a comprehensive economic evaluation based upon that work is concluded. In recent years the Company has financed its operations principally through the sale of equity securities. In the past, it has also financed its activities by entering into joint venture arrangements and through the sale of an inventory of gold. A commercially viable ore deposit and mining operation is dependent on the establishment of economically recoverable reserves, the ability of the Company to obtain the necessary financing and permitting to complete development and ultimately upon future profitable production or the realization of proceeds from the disposition of the properties.

Uncertainty in Commercially Mineable Ore Deposits

There is no certainty that the expenditures to be made by the Company in the exploration of properties as described herein will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by factors such as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

History of Net Losses, Lack of Cash Flow and Assurance of Profitability; Need for Additional Capital

The Company had net losses in a number of years since its date of incorporation. Due to the nature of the Company’s business, there can be no assurance that the Company will be profitable.

The Company currently has no revenues from operations as all of its properties and prospects are in the exploration and development stage. There is no assurance that the Company will receive revenues from operations at any time in the near future. Although management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for fiscal 2024, the Company may require additional capital in order to remain operational in the near future. There is the possibility that the Company may not receive such necessary funding, particularly during a down economy. Additional funding may not be available, or if it is available, may not be on favourable terms.

The Company has not paid dividends on its shares since incorporation and the Company does not anticipate doing so in the foreseeable future.

Uncertainty of Obtaining Additional Funding Requirements

If the Company’s exploration and development programs are successful, additional capital will be required for the further development of an economic ore body and to place it in commercial production. The only material sources of future funds presently available to the Company are the sale of its equity capital, the incurring of debt, or the offering by the Company of an interest in its properties and prospects to be earned by another party or parties carrying out further development thereof.

Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties, dilute its interests in the properties and/or reduce or terminate its operations.

Possible Dilution to Present and Prospective Shareholders

The Company’s plan of operation, in part, contemplates the financing of the conduct of its business by the issuance, for cash, of equity securities of the Company or incurring debt, or a combination of the two. Any transaction involving the issuance of previously authorized but unissued shares of common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to present and prospective holders of common shares. The Company could also seek joint venture partners or funding sources such as royalties or streaming transactions. These approaches would dilute the Company’s interest in properties it has acquired.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of March 20, 2024, there were outstanding share purchase options permitting holders thereof to purchase 12,505,000 common shares of the Company and warrants permitting holders thereof to purchase 500,000 common shares of the Company. Directors and officers of the Company in the aggregate hold 10,450,000 of the outstanding share purchase options. Non-executive employees and consultants of the Company hold 2,055,000 of the outstanding share purchase options. The exercise of all of the outstanding share purchase options and warrants would result in dilution to the existing shareholders and could depress the market price of the Company’s common shares. As of March 20, 2024, the Company had 137,221,408 common shares issued and outstanding. The exercise of all outstanding share purchase options and warrants would cause a 9% increase to the Company’s issued and outstanding common shares.

Emerging Growth Company Transition Period

Pursuant to the U.S. Jumpstart Our Business Startups Act of 2012 and Section 7(a)2(B) of the U.S. Securities Act, the Company is taking advantage of the extended transition period for Emerging Growth Companies. When an accounting standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the standard for the private company. This may make comparison of the Company’s financial statements with any other public company which is not either an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible as different or revised standards may be used.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, exploration and financial results, and other factors could have a significant effect on the price of the Company’s shares.

Mineral Prices May Not Support Corporate Profit

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of Mineral Resources are developed, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. The price of minerals is volatile over short periods of time and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining techniques. Material changes in mineral prices may affect the economic viability of any project.

Laws and Regulations

The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. These factors may affect both the Company’s ability to undertake exploration and development activities in respect of future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it currently has an interest or in respect of which it has obtained exploration and development rights to date. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land men and legal counsel in both Mexico and Canada.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining, curtailing or closing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the exploration and development of Ixtaca.

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the "Decree"), which became effective on May 9, 2023.

The Decree amends the mining and water laws, including: i) the duration of the mining concession titles, ii) the process to obtain new mining concessions (through a public tender), iii) imposing conditions on water use and availability for the mining concessions, iv) the elimination of “free land and first applicant” scheme; iv) new social and environmental requirements in order to obtain and keep mining concessions, v) the authorization by the Ministry of Economy of any mining concession’s transfer, vi) new penalties and cancellation of mining concessions grounds due to non-compliance with the applicable laws, vii) the automatic dismissal of any application for new concessions, viii) new financial instruments or collaterals that should be provided to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments.

The process of enactment of the Decree came very quickly. Given that the Decree is substantial, and associated regulations have not yet been enacted to give effect to the more general provisions of the Decree for the purpose of interpretation and clarification on operating parameters, it is too early to assess how the Decree will be interpreted and applied. However, it is anticipated that the amendments could impact our current and future activities in Mexico but the extent of such impact is yet to be determined and could be material for the Company.

On June 7, 2023, the Senators of the opposition parties (PRI, PAN and PRD) filed a legal action against the Decree, which is pending to be decided by Plenary of the Supreme Court of Justice. Additionally, during the second quarter of 2023, the Company filed amparo lawsuits challenging the Decree. The Company, through its subsidiary Minera Gorrión, initially obtained a definitive injunction which suspended the effects of the Decree on the Company’s Rights until the resolution of the amparo lawsuits. However, a ruling issued on March 11, 2024 dismissed this trial on the basis that (i) the original applications were made by Minera Gavilán S.A de C.V (“Gavilán”), a company no longer owned by Almaden, and (ii) Gavilán, through a separate amparo trial, is already entitled to an injunction suspending the effects of the Decree on Gavilán's concessions and applications. The Company intends to appeal this decision.

In December 2020, the Company received notification from SEMARNAT that its environmental permit application (defined above as the “MIA”) for the Ixtaca Project submitted in 2019 did not receive approval. There is no assurance that any future MIA permit application will be successful. Such an application may be subject to challenge or litigation by third parties, which may delay any decision in respect of the MIA application or which may inhibit the Company’s ability to proceed with the Ixtaca Project even in the event of a positive outcome to a resubmitted MIA application. Under Mexican law, in addition to the MIA permit, a number of additional permits from Federal, State, and Municipal authorities, including a Change of Use of Land permit, an explosives permit, a water usage permit, and permits relating to powerline construction and electrical use, among others, will be required before proceeding to construction and operation of the Ixtaca Project.

The Mineral Rights comprising the Ixtaca Project are subject to legal proceedings described in the sections entitled “General Development of the Business”, “Title to Mineral Properties” and “Legal Proceedings and Regulatory Actions”.

Political, Economic and Social Environment

The Company’s mineral properties may be adversely affected by political, economic and social uncertainties which could have a material adverse effect on the Company’s results of operations and financial condition. Areas in which the Company holds or may acquire properties may experience local political unrest and disruption which could potentially affect the Company’s projects or interests. Changes in leadership, social or political disruption or unforeseen circumstances affecting political, economic and social structure could adversely affect the Company’s property interests or restrict its operations. The Company’s mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labour, export controls, income taxes, expropriation of property, environmental legislation and safety factors.

Any shifts in political attitudes or changes in laws that may result in, among other things, significant changes to mining laws or any other national legal body of regulations or policies are beyond the control of the Company and may adversely affect its business. The Company faces the risk that governments may adopt substantially different policies, which might extend to the expropriation of assets or increased government participation in the mining sector. In addition, changes in resource development or investment policies, increases in taxation rates, interest rates, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes in Mexico may adversely affect the Company’s business.

The Company’s relationship with communities in which it operates is critical to the development of the Ixtaca Project. Local communities may be influenced by external entities, groups or organizations opposed to mining activities. In recent years, anti-mining NGO activity in Mexico has increased. These NGOs have taken such actions as road closures, work stoppages and lawsuits for damages. These actions relate not only to current activities but often in respect to the mining activities by prior owners of mining properties. Such actions by NGOs may have a material adverse effect on the Company’s operations at the Ixtaca Project and on its financial position, cash flow and results of operations.

As a Result of Social Media and Other Web-based Applications, Companies Today are at Much Greater Risk of Losing Control Over How They are Perceived

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on the Company’s business, financial condition or results of operations.

The Company may be subject to Legal Proceedings that arise in the Ordinary Course of Business

Due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The Company’s operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Defense and settlement costs can be substantial, even with respect to claims that have no merit. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. The litigation process could, as a result, take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees or penalties. There can be no assurances that the resolutions of any such matters will not have a material adverse effect on the Company’s business, financial condition and results of operations.

Environmental, Climate Change, Health and Safety Regulation Compliance

The Company’s exploration and development activities are subject to extensive laws and regulations governing environmental protection and employee health and safety promulgated by governments and government agencies.

Environmental (inclusive of climate change) and health and safety laws and regulations are complex and have become more stringent over time. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. Environmental regulation is evolving in a manner resulting in stricter standards and the enforcement of, and fines and penalties for, non-compliance are becoming more stringent.

The Company is also subject to various reclamation-related conditions. Reclamation requirements are designed to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. The Company is subject to such requirements in connection with its activities at Ixtaca. Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and could have a material adverse impact on the Company’s financial resources.

There can also be no assurance that closure estimates prove to be accurate. The amounts recorded for reclamation costs are estimates unique to a property based on estimates provided by independent consulting engineers and the Company’s assessment of the anticipated timing of future reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation.

Climate change regulations may become more onerous over time as governments implement policies to further reduce carbon emissions, including the implementation of taxation regimes based on aggregate carbon emissions. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, the cost of compliance with environmental regulation and changes in environmental regulation has the potential to result in increased costs of operations, reducing the potential profitability of the Company’s future operations.

Due to increased global attention regarding the use of cyanide in mining operations, regulations may be imposed restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. If such legislation were to be adopted in a region in which the Company relies on the use of cyanide, it would have a significant adverse impact on the Company’s results of operations and financial condition as there are few, if any, substitutes for cyanide in extracting metals from certain types of ore.

While the Company intends to fully comply with all applicable environmental and health and safety regulations there can be no assurance that the Company has been or will at all times be in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s future business, results of operations or financial condition. In October 2022, Almaden’s Mexican subsidiary, Minera Gorrión, was fined MXP 19,244 (approximately CAD$1,300) as a result of an issue relating to its administration of a registry for hazardous waste. Although the management of hazardous waste complied with the requirements of the environmental laws, the registry was in the name of a subsidiary no longer owned by the Company. The Company had initiated the transfer of this registry from that subsidiary to Minera Gorrion in August 2021, but that transfer was not completed until after the authorities’ initial inspection in November 2021. The Company paid the fine in full. Uncertainty in Development of a Commercially Mineable Ore Deposit

The properties and prospects in which the Company has an interest are not in commercial production. A commercially viable ore deposit is dependent on the establishment of economically recoverable reserves, the ability of the Company to obtain the necessary financing and permitting to complete development, and ultimately upon future profitable production or the realization of proceeds from the disposition of the properties.

Uncertainty of Reserves and Mineralization Estimates

There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond the control of the Company. The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated. Assumptions about prices are subject to greater uncertainty and metals prices have fluctuated widely in the past. Declines in the market price of base or precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

Dependence on Key Personnel

The Company depends highly on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources may be required. The Company maintains no “Key Man” insurance coverage, and the loss or unavailability of any of its key personnel could have a negative effect on the Company’s ability to operate effectively.

Conflicts of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. Duane Poliquin, Morgan Poliquin, Douglas McDonald, and Korm Trieu also serve as directors and/or officers of Azucar and Almadex. Almadex acts as a lender to the Company pursuant to a gold loan agreement dated as of May 14, 2019 (the “Gold Loan Agreement”). See the section entitled “Material Contracts”. Elaine Ellingham also serves as a director of Alamos Gold Inc., and Omai Gold Mines Corp. Kevin O’Kane also serves on the board of IAMGOLD Corporation and NorthIsle Copper and Gold Inc. These associations may give rise from time to time to conflicts of interest, as a result of which, the Company may miss the opportunity to participate in certain transactions.

Foreign Operations

The Company currently has development projects located in Mexico. The Company’s foreign activities are subject to the risks normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risks that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation. Foreign operations could also be adversely impacted by laws and policies of the U.S. affecting foreign trade, investment and taxation.

Changes to Mexican Mining Taxes

In October 2013, the Mexican Congress approved a package of tax reforms which included significant changes to the country’s mining royalties and tax structure. These new laws had an effective date of January 1, 2014. The changes include a 7.5% special mining royalty on earnings before interest, taxes, depreciation and amortization and an additional 0.5% royalty on gross revenues from precious metal production. The new law also increases annual taxes on certain inactive exploration concessions by 50% to 100%. These changes may result in increased holding costs to the Company for its existing mineral concessions. These new taxes and royalties, any future increases to tax and royalty rates, or any new taxes imposed by the Mexican governmental authorities may materially and adversely affect the potential to define economic reserves on any Mexican properties and result in the Company’s Mexican properties being less attractive to potential optionees or joint-venture partners.

Foreign Currency Fluctuations

At the present time, a majority of the Company’s activities are carried on outside of Canada. Accordingly, it is subject to risks associated with fluctuations of the rate of exchange between the Canadian dollar and foreign currencies.

The Company is currently not engaged in currency hedging to offset any risk of exchange rate fluctuation and currently has no plans to engage in currency hedging.

Operating Hazards and Risks Associated with the Mining Industry

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected geological formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to or loss of life and property, environmental damage and possible legal liability for any or all damage or loss. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and the incurring of such liabilities would reduce the funds available for exploration activities.

The Ability to Manage Growth

Should the Company be successful in its efforts to develop its mineral properties or to raise capital for such development or for the development of other mining ventures it will experience significant growth in operations. If this occurs, management anticipates that additional expansion will be required in order to continue development. Any expansion of the Company’s business would place further demands on its management, operational capacity and financial resources. The Company anticipates that it will need to recruit qualified personnel in all areas of its operations. There can be no assurance that the Company will be effective in retaining its current personnel or attracting and retaining additional qualified personnel, expanding its operational capacity or otherwise managing growth. The failure to manage growth effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.

Competition

There is competition from other mining exploration companies with operations similar to those of the Company’s. Many of the mining companies with which the Company competes have operations and financial strength many times greater than that of the Company. Such competitors could outbid the Company for such projects, equipment or personnel, or produce minerals at a lower cost which would have a negative effect on the Company’s operations and financial condition.

Lack of a Dividend Policy

The Company does not intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends which the Company may pay will remain subject to the discretion of the Company’s board of directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

ESTMA Risks

The Extractive Sector Transparency Measures Act (Canada) (“ESTMA”) requires public disclosure of certain payments to governments by companies engaged in the commercial development of minerals which are publicly listed in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments, including aboriginal groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure reporting or structuring payments to avoid reporting. If the Company becomes subject to an enforcement action or is in violation of ESTMA, this may result in significant penalties or sanctions which may also have a material adverse effect on the Company’s reputation.

Cybersecurity Risks

As is typical of modern businesses, the Company is reliant on the continuous and uninterrupted operation of its information technology (“IT”) systems. User access and security of all Company sites and IT systems can be critical elements to its operations, as is cloud security, security of all of the Company’s IT systems, and protection against cyber security incidents. Any IT failure pertaining to availability, access or system security could potentially result in disruption of the activities of the Company and its personnel, and could adversely affect the reputation, operations or financial performance of the Company.

Potential risks to the Company’s IT systems could include unauthorized attempts to extract business sensitive, confidential or personal information, denial of access extortion, corruption of information or disruption of business processes, or by inadvertent or intentional actions by the Company’s employees or vendors. A cybersecurity incident resulting in a security breach or failure to identify a security threat could disrupt business and could result in the loss of sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs, all of which could materially impact the Company’s business or reputation.

Foreign Incorporation and Civil Liabilities

The Company was created under amalgamation under the laws of the Province of British Columbia, Canada. With the exception of Alfredo Phillips, who is a resident of Mexico, and Laurence Morris, who is a resident of Nicaragua and a citizen of the United Kingdom, all of the Company’s directors and officers are residents of Canada, and all of the Company’s assets and its subsidiaries are located outside the U.S. Consequently, it may be difficult for U.S. investors to affect service of process in the U.S. upon those directors and officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under applicable U.S. laws.

The Company Could Be Deemed a Passive Foreign Investment Company Which Could Have Negative Consequences for U.S. Investors

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is a PFIC, then owners of the Company’s shares who are U.S. taxpayers generally will be required to include distributions or any gain realized upon a disposition or deemed disposition of shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer timely makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Company’s shares.

International Conflict

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets. Russia’s recent invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices and global economies more broadly. Volatility in commodity prices may adversely affect the Company’s business, financial condition and results of operations. The extent and duration of the current Russian-Ukrainian conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this Annual Information Form, including those relating to commodity price volatility and global financial conditions. The situation is rapidly changing and unforeseeable impacts, including on our shareholders and counterparties on which we rely and transact with, may materialize and may have an adverse effect on the Company’s business, results of operation and financial condition.

DIVIDENDS AND DISTRIBUTIONS

The Company has not, since its inception, declared or paid any dividends on its shares. The Company does not intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends which the Company may pay will remain subject to the discretion of the Company’s board of directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

DESCRIPTION OF CAPITAL STRUCTURE

General

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized share structure of the Company consists of an unlimited number of common shares without par value. All the common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the board of directors, in its discretion, out of funds legally available therefor.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

The directors may by resolution make any changes in the authorized share structure as may be permitted under Section 54 of the BCBCA, and may by resolution make or authorize the making of any alterations to the Articles and the Notice of Articles as may be required by such changes.

The Company may by ordinary resolution, create or vary special rights and restrictions as provided in Section 58 of the BCBCA. No alteration will be valid as to any part of the issued shares of any class unless the holders of all the issued shares of that class consent to the alteration in writing or consent by special separate resolution.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting under the BCBCA nor more than 6 months from its preceding fiscal year end under the policies of the TSX) and place as may be determined by the directors. The directors may, as they see fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the BCBCA, shall be convened by the directors or, if not convened by the directors, may be convened by the requisitionists as provided in the BCBCA.

There are no limitations upon the rights to own securities.

There are no provisions in the Articles that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed by news release and notices filed in accordance with Canadian securities laws and by notices to the TSX.

Shareholder Rights Plan

On April 13, 2011, the Company’s board of directors adopted a Shareholder Rights Plan Agreement (the “Rights Plan”) between the Company and Computershare Investor Services Inc. (“Computershare”) as Rights Agent. The Rights Plan was subsequently approved by the shareholders of the Company at the Annual General and Special Meeting held June 28, 2011, reconfirmed by the shareholders of the Company at the 2014 Annual General Meeting, amended and reconfirmed at the 2017 Annual General Meeting and reconfirmed at the 2020 Annual General Meeting. The primary objective of the Rights Plan is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for the Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure, and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s common shares trade on the TSX in Toronto, Ontario, Canada having the symbol “AMM,” and on the NYSE American in New York, New York, U.S.A. having the symbol “AAU”. The Company’s common shares commenced trading on the TSX on February 11, 2002, and on the NYSE American (formerly the American Stock Exchange) on December 19, 2005.

The following table sets forth, on a monthly basis, for the Company’s most recently completed financial year (the year ending December 31, 2023), the high and low sale prices per common share and the total monthly trading volumes, as reported on the TSX.

Month	High	Low	Volume
January	$0.39	$0.31	214,800
February	$0.32	$0.28	473,900
March	$0.29	$0.25	182,100
April	$0.28	$0.17	450,500
May	$0.19	$0.14	265,000
June	$0.18	$0.16	34,400
July	$0.22	$0.17	159,800
August	$0.20	$0.16	192,300
September	$0.20	$0.16	78,400
October	$0.21	$0.16	458,600
November	$0.21	$0.17	194,400
December	$0.21	$0.16	380,100

The following table sets forth, on a monthly basis, for the financial year ended December 31, 2023, the high and low sale prices per common share and the total monthly trading volumes, as reported on the NYSE American.

Month	High (US$)	Low (US$)	Volume
January	$0.28	$0.23	4,461,300
February	$0.24	$0.20	4,807,400
March	$0.22	$0.18	5,527,100
April	$0.21	$0.12	7,574,400
May	$0.14	$0.11	15,211,300
June	$0.14	$0.12	3,828,400
July	$0.17	$0.13	5,054,200
August	$0.16	$0.12	4,833,100
September	$0.15	$0.12	3,706,000
October	$0.16	$0.13	5,674,100
November	$0.15	$0.14	2,907,100
December	$0.15	$0.14	3,914,200

Prior Sales

During the financial year ended December 31, 2023, the Company issued the following securities which are currently outstanding but are not listed or traded on a marketplace:

Stock Options

Date of Issuance	Number of Stock Options	Exercise Price
February 13, 2023	600,000	$0.30
April 3, 2023	1,975,000	$0.26
July 10, 2023	2,520,000	$0.16
September 19, 2023	1,035,000	$0.18

DIRECTORS AND OFFICERS

The following table lists the directors of the Company as of March 20, 2024. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of the Company or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. All directors are residents and citizens of Canada with the exception of Alfredo Phillips, who is a resident and citizen of Mexico.

Directors of the Company

Name and Jurisdiction of Residence	Age	Date First Elected or Appointed
James Duane Poliquin, BC, Canada	83	February 1, 2002(4)
Morgan Poliquin, BC, Canada	52	February 1, 2002(4)
Elaine Ellingham,(1)(2)(3) ON, Canada	65	February 27, 2018
Kevin O’Kane,(1)(2)(3) MB, Canada	64	March 31, 2021
Alfredo Phillips,(2) CDMX, Mexico	62	March 31, 2021
Ria Fitzgerald,(1)(3) BC, Canada	45	June 29, 2021

(1) Member of Audit Committee

(2) Member of Nominating and Corporate Governance Committee

(3) Member of Compensation Committee

(4) Date of issue of the Certificate of Amalgamation

Duane Poliquin was a director of Almaden Resources Corporation since September 1980 and Morgan Poliquin since June 1999. Duane Poliquin was a director of Fairfield Minerals Ltd. since June 1996.

The following table lists the executive officers of the Company as of March 20, 2024. The executive officers serve at the pleasure of the board of directors, subject to the terms of executive compensation agreements hereinafter described. All executive officers are residents British Columbia, Canada and citizens of Canada.

Executive Officers of the Company

Name	Position	Age	Date First Appointed
James Duane Poliquin	Board Chair	83	February 1, 2002 (1)
Morgan Poliquin	President and Chief Executive Officer	52	March 1, 2007
Korm Trieu	Chief Financial Officer & Corp. Secretary	58	May 30, 2011
Douglas McDonald	Executive Vice-President	55	September 22, 2014
John A. Thomas	Vice-President, Project Development	76	September 9, 2019

(1) Date of issue of the Certificate of Amalgamation

Duane Poliquin was appointed an Officer of Almaden Resources Corporation in September 1980 and of Fairfield Minerals Ltd. in June 1996.

Duane Poliquin is a registered professional geological engineer with over 50 years of experience in mineral exploration and he is the founding shareholder of Almaden Resources Corporation. He gained international experience working with major mining companies where he participated in the discovery of several important mineral deposits. Mr. Poliquin has held executive positions and directorships with several junior resource companies over his career. He was founder and President of Westley Mines Ltd. when that company discovered the Santa Fe gold deposit in Nevada. Mr. Poliquin spends virtually all of his time on the affairs of the Company, Azucar and Almadex, of which he also serves as Board Chair and a director, his principal occupation during the preceding five years.

Morgan Poliquin is a registered professional geological engineer with over 20 years’ experience in mineral exploration since graduating with a B.A.Sc. degree in geological engineering from the University of British Columbia (1994). In 1996, he earned a M.Sc. in geology from the University of Auckland, New Zealand studying geothermal and epithermal deposits in the South Pacific including the Emperor Gold Deposit, Fiji. In 2010, Dr. Poliquin earned his Ph.D. in Geology from the Camborne School of Mines, University of Exeter. He is President and CEO of the Company and oversees corporate matters as well as directing the Company’s exploration program. Dr. Poliquin spends virtually all of his time directing the exploration programs and the affairs of the Company, Azucar and Almadex, of which he also serves as President, CEO and a director, his principal occupation during the preceding five years.

Elaine Ellingham is a professional geoscientist with over 35 years of experience in the mining industry, her principal occupation during the preceding five years, having held senior positions in several mining companies. Ms. Ellingham serves as President & CEO of Omai Gold Mines Corp. and is principal of Ellingham Consulting, an independent consulting firm, providing corporate advisory services to international mining companies and private equity groups. She spent eight years with the TSX serving in various capacities, including four years as the TSX National Leader of Mining & International Business Development. Ms. Ellingham has also served as interim CEO and Director of Richmont Mines Inc. and Senior Vice President, Investor Relations at IAMGOLD, in addition to other corporate development experience with Campbell Resources and Rio Algom Limited. She is also an active director on the Boards of Alamos Gold Inc., Omai Gold Mines Corp. and the Prospectors and Developers Association of Canada.

Kevin O’Kane is a registered professional engineer with more than 40 years of experience in the global mining industry, his principal occupation during the preceding five years. He has held executive positions with BHP in South America, including Project Director, Vice President of Health, Safety and Environment, and Asset President. Most recently, Mr. O’Kane held the position of Executive Vice-President and Chief Operating Officer for SSR Mining Inc (2018 - 2020). and is a former Director of SolGold PLC. He holds the ESG Competent Boards Certificate and Global Competent Boards Designation (GCB.D). He is fluent in Spanish and brings a wealth of technical, operational and HSCE leadership combined with Latin American knowledge to Almaden’s Board. Mr. O’Kane also serves on the Boards of IAMGOLD Corporation, NorthIsle Copper and Gold Inc and Compañía Minera Autlán, S.A.B. de C.V. (Mexico).

Alfredo Phillips is a seasoned business executive in Mexican primary industries, his principal occupation during the preceding five years. He is currently advising Argonaut Gold on the sale of their Mexican assets and permitting needs, NewGold on a program to build their reputation as a world class mine closure for their San Luis Potosí Cerro San Pedro project. Most recently he served as the Vice President of Corporate Affairs and National Director for Mexico at Argonaut Gold Inc. Prior to this position, he served as Head of Governmental Affairs in Mexico at Arcelor Mittal, the world’s largest steel producer and a similar capacity for Torex Gold for close to seven years. Mr. Phillips is Vice president of the Mining Task Force of the Canadian Chamber of Commerce in Mexico (previously President of the Task Force), continues to serve on the Board of the Chamber, and is founding Chairman of the Guerrero Mining Cluster since 2016. He is also currently Chair of the Communications Committee at the Liberal Arts College, Universidad de la Libertad in Mexico City where he also teaches Expressive Clarity. He also serves on the board of directors of the Latin American and Caribbean Council on Renewable Energy (LAC-CORE) and Naturalia AC, environmental NGO (partnering with the Nature Conservancy and the US National Park Service-Borderlands Restoration Network). Mr. Phillips received a B.Sc. in Actuarial Mathematics from Anahuac University in Mexico City and a Master’s in Public Administration from the Kennedy School of Government at Harvard University.

Ria Fitzgerald is a business development consultant with over twenty years of experience in equity capital markets, mergers and acquisitions, project financing and project development with global and start-up companies in the mining, infrastructure, and renewable power sectors, her principal occupation during the preceding five years. She is currently the Director of Mining at Solvest Inc., a renewable energy company and an independent Director at Victoria Gold Corp., a gold producer in Yukon, Canada. Ms. Fitzgerald has ten years of experience as an investment banker focused on the mining industry, where she was involved in over 100 financings raising more than $7 billion in private and public equity for global mining companies. She has also supported mining companies in providing strategic analysis regarding mergers & acquisitions, and financings. Ms. Fitzgerald’s most recent experience is in project development and financing for sustainable and renewable energy projects at mines and remote communities with a focus on collaborative partnerships between the mines and the local communities. Ms. Fitzgerald holds a Bachelor of Commerce degree from the University of Saskatchewan, where she graduated with High Honours and Great Distinction in finance and holds both the Chartered Financial Analyst designation and the Certificate in ESG Investing from the CFA Institute.

Korm Trieu is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Science degree from the University of British Columbia and has spent over 20 years in corporate finance, administration and tax services, primarily in the natural resource, financial service and real estate sectors. From 2008-2011, he served as Vice President Finance for Sprott Resource Lending Corp. where he oversaw the Finance and Administration departments of a natural resource lending company. Mr. Trieu spends all of his business time on the affairs of the Company along with Azucar and Almadex, of which he is also the Chief Financial Officer and Corporate Secretary, his principal occupation during the preceding five years.

Douglas McDonald holds a Bachelor of Commerce degree and an M.A. Sc. specializing in mineral economics from the University of British Columbia and has over 25 years of experience in the resource, foreign trade and resource policy arenas. Prior to joining Almaden, he worked with an investment dealer where he advised numerous mineral resource companies regarding M&A opportunities and assisted them in accessing capital markets. He also spent 5 years as a Foreign Service officer with the Canadian government, where he focused on international trade issues, primarily concerning their impact on the resources industry. Mr. McDonald spends all of his business time on the affairs of the Company, along with Azucar and Almadex, of which he is also a director and the Executive Vice-President, his principal occupation during the preceding five years.

John A. Thomas is a professional engineer, who holds a BSc, an MSc and a PhD in chemical engineering from the University of Manchester in the United Kingdom. He also received a diploma in accounting and finance from the U.K. Association of Certified Accountants. He has over 45 years of experience in the mining industry, including both base metal and precious metal projects in several countries including Brazil, Venezuela, Costa Rica, Russia, Kazakhstan, Canada and Zambia, his principal occupation during the preceding five years. His experience covers a wide range of activities in the mining industry from process development, management of feasibility studies, engineering and management of construction, and operation of mines. He served as VP Projects for Atlantic Gold for six years during which time he acted as a Qualified Person under NI 43-101 for the construction of the Moose River Consolidated Mine.

Share Ownership

The following table lists, as of March 20, 2024, directors and executive officers who beneficially own the Company’s voting securities (common shares) and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amounts and Nature of Beneficial Ownership	Percent of Class*
Common	Duane Poliquin	4,623,136(1)(10)	3.33%
Common	Morgan Poliquin	5,001,893(2)(10)	3.56%
Common	Elaine Ellingham	869,400(3)	0.63%
Common	Kevin O’Kane	800,000(4)	0.58%
Common	Alfredo Phillips	800,000(5)	0.58%
Common	Ria Fitzgerald	800,000(6)	0.58%
Common	Korm Trieu	1,225,144(7)	0.89%
Common	Doug McDonald	1,274,401(8)	0.92%
Common	John A. Thomas	300,000(9)	0.22%
	Total Directors/Officers as group	15,693,974	11.29%

(1)	Of these shares 1,415,000 represent currently exercisable stock options.
(2)	Of these shares 3,240,000 represent currently exercisable stock options. 83,600 of these shares are held indirectly through Kohima Pacific Gold Corp., a company owned by Mr. Poliquin.
(3)	Of these shares 800,000 represent currently exercisable stock options, 44,400 of these shares are held indirectly through Edward Kammermayer, the husband of Mrs. Ellingham.
(4)	Of these shares 800,000 represent currently exercisable stock options.
(5)	Of these shares 800,000 represent currently exercisable stock options.
(6)	Of these shares 800,000 represent currently exercisable stock options.
(7)	Of these shares 1,145,000 represent currently exercisable stock options. 7,500 of these shares are held indirectly by Mr. Trieu’s wife.
(8)	Of these shares, 1,150,000 represent currently exercisable stock options. 7,500 of these shares are held indirectly by Shari Investments, an entity controlled by Mr. McDonald.
(9)	Of these shares 300,000 represent currently exercisable stock options.
(10)	Pursuant to a voting trust agreement among Duane Poliquin, Morgan Poliquin and Ernesto Echavarria dated December 17, 2009 (the “Voting Trust Agreement”), Duane Poliquin and Morgan Poliquin jointly hold voting power over any of the Company’s common shares legally and beneficially owned by Mr. Ernesto Echavarria, a resident of Mexico. On August 10, 2015, Mr. Echavarria, who is not an executive officer or director of the Company, made a filing with the System for Electronic Disclosure by Insiders (“SEDI”), Canada’s on-line, browser-based service for the filing and viewing of insider reports as required by various provincial securities rules and regulations, disclosing that his ownership of Almaden common shares had fallen below the 10% threshold for such reporting. Based on such filing, Mr. Echavarria holds less than 10% of the Company’s common shares.
*	Based on 137,221,408 shares outstanding as of March 20, 2024 and stock options and warrants exercisable within 60 days held by each beneficial owner.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

To the best of our knowledge, no director or executive officer of the Company, is, or within the ten years prior to the date hereof, has been, a director, chief executive officer or chief financial officer that: (i) while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the other issuer access to any exemptions under Canadian securities legislation, that was in effect for a period of more than thirty consecutive days, or (ii) after that person ceased to act in that capacity, was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, that was in effect for a period of more than thirty consecutive days and which resulted from an event that occurred while that person was acting in that capacity.

Bankruptcies

To the best of our knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company, (i) has, during the ten years prior to the date hereof, been a director or executive officer of any company that, while that person was acting in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his, her or its assets, or (ii) has, during the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his, her or its assets.

Penalties or Sanctions

To the best of our knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. See the section entitled “Risk Factors – Conflict of Interest”.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Board has adopted a Charter for the Audit Committee, which sets out the Audit Committee’s mandate, organization, powers and responsibilities. The full text of the Audit Committee Charter is attached hereto as Appendix “A”.

Composition of the Audit Committee

The members of the Audit Committee are Elaine Ellingham, Kevin O’Kane and Ria Fitzgerald, all of whom are considered to be independent and financially literate within the meaning of NI 52-110 – Audit Committees. For information regarding the relevant education and experience of the members of the Audit Committee, see each committee members’ bio under the section entitled “Directors and Officers”.

Audit Committee Oversight

At no time since the commencement of the most recently completed financial year of the Company was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the directors of the Company.

Pre-Approval Policies and Procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit services, audit-related services, tax services and other services provided by Davidson & Company LLP. Any services provided by Davidson & Company LLP that are not specifically included within the scope of the audit must be preapproved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services before the completion of the engagement.

External Auditor Service Fees

The following table lists the aggregate fees billed for each of the last two fiscal years for professional services rendered by Davidson & Company LLP for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Nature of Fees Billed	December 31, 2023	December 31, 2022
Audit Fees	$60,500	$45,000
Audit-Related Fees	797	4,901
Tax Fees	-	-
All Other Fees	-	-

Fiscal 2023 and Fiscal 2022 audit fees relate to the annual audit of the Company’s consolidated financial statements, effectiveness of the Company’s internal control over financial reporting and review of this Annual Information Form. Audit-related fees relate to accounting advisory services. Tax fees relate to the completion of income tax returns and tax consulting services. Other fees relate to services other than audit fees, audit-related fees, and tax fees described above.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

On April 7, 2015, the Ejido Tecoltemi, a community granted communal agrarian lands by the Mexican Government and whose lands (the “Ejido Lands”) overlapped with the southeastern portion of the Company’s original mineral concessions, filed an Amparo in a lower court in Puebla State, claiming that Mexico’s mineral title system is unconstitutional because Indigenous consultation is not required before the granting of mineral title. The Amparo was against the Mexican government (President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office), and used the Company’s two Original Concessions covering the Ixtaca Project as the subject matter of the Amparo. Almaden, through its Mexican subsidiary Minera Gorrión, was therefore considered an interested party in the Amparo. The Original Concessions covered Almaden’s Ixtaca Project and the Ejido Lands. The Ejido Lands overlapped approximately 330 ha of the far southeastern corner of the Original Concessions and are not considered material to the Ixtaca Project.

Shortly after the Amparo was filed in April 2015, the lower court in Puebla State ordered the suspension of Almaden from conducting exploration and exploitation work over those portions of the Original Concessions which overlap with the Ejido Lands.

Mineral tenure over the Ejido Lands is not material to the Ixtaca Project. The Ejido Lands do not overlap the Ixtaca Project or its environmental or social area of impact. Almaden has never tried to negotiate access to the Ejido Lands, never conducted exploration work on the Ejido Lands, and has no interest in conducting any future exploration or development work over the Ejido Lands. The Ejido Lands are in a different drainage basin than the Ixtaca Project and the Company does not need to travel though the Ejido Lands to access the Ixtaca Project.

On April 15, 2019, the lower court in Puebla State ruled that Mexico’s mineral title system is unconstitutional. The Company’s concessions were ruled to be illegal, but the mineral rights over that land were ordered to be held for Almaden until such time as indigenous consultation could be completed.

Under Mexican law, any decisions in the Amparo, such as the April 15, 2019 lower court ruling, are granted in a provisional manner and only become final once the decisions are no longer subject to further appeal. The Superior (Collegiate) Court accepted the appeals of each of the Mexican Congress, Senate, Secretary of Economy and mining authorities, as well as Almaden as an interested party, against the April 15, 2019 provisional lower court decision in the Amparo.

On April 14, 2021, the Company announced that the Collegiate Court issued its decision on the Amparo, stating that it does not have the necessary authority to rule on the appeals. The case passed directly to the Supreme Court of Justice of Mexico (“SCJN”).

In early 2022, the SCJN ruled that the Mexican mineral title law is constitutional, but that Economia should have provided for a consultation procedure with relevant indigenous communities prior to issuing mineral titles to the Company. The SCJN ordered Economia to declare Almaden’s mineral titles ineffective - to revert them to application status - and to conduct indigenous consultation prior to re-issuing them.

The SCJN decision provided guidance to Mexican authorities regarding the procedures required to be followed by those authorities in the follow-up to its decision and performance of indigenous consultation. The decision also clarified that unless there is a significant impact on the rights of an indigenous community caused by the granting of the mineral title, such as relocation or something similar, title issuance is not dependent upon the consent of any indigenous community. The lower court in Puebla State was responsible for ensuring that the SCJN decision was properly implemented.

On July 4, 2022, the Company announced that Economia was officially notified of the SCJN decision and in turn notified Almaden that the Company’s mineral titles relating to the Ixtaca Project were “ineffective”, or void. Almaden understood this to mean that the mineral title reverted to application status and that these applications remained effective and preserved the mineral rights for Almaden but did not allow the Company to engage in exploration until such time as Economia completed its court-ordered indigenous consultation.

On February 22, 2023, the Company announced that Economia made a submission to the lower court in Puebla State seeking to deny the two mineral title applications which were first made by Almaden in 2002 and 2008 (the “Submission”). The Submission claimed that the applications contain technical faults, despite Economia’s previous statements to the contrary and its acceptance of the mineral title applications and grant of the mineral titles in 2003 and 2009. By alleging technical faults in the mineral title applications, Economia appears to be arbitrarily seeking to deny the grant of the mineral titles and avoid the indigenous consultation ordered by the 2022 decision of the SCJN. Such consultation would have been welcomed by both the Company and surrounding community members.

On April 13, 2023, Almaden reported that the lower court in Puebla State ruled that the Submission formally complied with the SCJN decision. However, the court ruling appeared to rely heavily on Economia’s Submission regarding the Company’s 2002 and 2008 title applications, and in its decision the court did not provide arguments to address the Company’s challenge of the Submission.

Almaden and local community members filed separate appeals of this decision to the Federal Appeals court (“TCC”), which in October 2023 dismissed all of the appeals filed by the Parties and confirmed the Submission is compliant with the 2022 decision of the SCJN, since the SCJN decision did not formally prevent Economia from reviewing the technical aspects of the mineral title applications.

However, the TCC ruling did not address the validity of the Submission and therefore safeguarded the Company’s right to challenge the substance and legality of the Submission through the Mexican Federal Administrative Court (“TFJA”).

Subsequent to the Submission, the Company had initiated legal action in the TFJA and on October 16, 2023 announced that the TFJA granted a definitive injunction in relation to the Submission, which prevents Economia from releasing the mineral rights covered by Almaden’s mineral title applications to third parties while the trial continues, anticipated to last approximately 18 months in total.

Historic Claim Reduction Efforts

In 2015, after learning about the Amparo, Almaden commenced a process to voluntarily cancel approximately 7,000 ha of its Original Concessions, including the area covering the Ejido Lands, to assure the Ejido Tecoltemi that Almaden would not interfere with the Ejido Lands, and to reduce Almaden’s land holding costs.

Almaden divided the Original Concessions into nine smaller concessions, which included two smaller mining concessions which overlapped the Ejido Lands (the “Overlapping Concessions”) and then voluntarily cancelled the Overlapping Concessions. The applicable Mexican mining authorities issued the New Concessions and accepted the abandonment of the Overlapping Concessions in May and June of 2017 after the issuance of a court order.

In June 2017, the Ejido Tecoltemi, the complainant in the Amparo, filed a legal complaint about the court order leading to the New Concessions, and on February 1, 2018, the court reviewing the complaint ruled the Ejido Tecoltemi’s complaint was founded, and sent the ruling to the court hearing the Amparo.

On December 21, 2018, the General Directorate of Mines issued a resolution that the New Concessions were left without effect, and the Original Concessions were in full force and effect (the “December 2018 Communication”).

On February 13, 2019, the General Directorate of Mines delivered, to the court hearing the Amparo, mining certificates stating that the Original Concessions were valid and that the New Concessions were cancelled.

On June 10, 2019, Almaden’s subsidiary appealed the December 2018 Communication, and subsequent cancellation of the New Concessions. On September 26, 2019, the lower court refused to hear the appeal, but on October 14, 2019, a higher court agreed to hear the appeal.

On December 1, 2020, the higher court denied the Company’s October 14, 2019 appeal, which objected to the reinstatement by the Mexican mining authorities of the Company’s Original Concessions. This court decision upheld the action of Mexican mining authorities that reinstated the Original Concessions as the Company’s sole mineral claims over the Ixtaca Project, and which left the New Concessions the Company was awarded in 2017 as held without effect. However, the decision also stated that the Company had the right to defend the New Concessions through the applicable legal procedures (such as the administrative challenge referred to below).

In communications with the lower court and mineral title certificates issued by the General Directorate of Mines directly to Almaden on December 16, 2019 (the “December 2019 Certificates”), the applicable Mexican records reflected the position that the Original Concessions (the subject matter of the Amparo) were active and owned by Almaden (through its Mexican subsidiary) and the New Concessions were left without effect. The Mexican mining authorities also indicated in the December 2019 Certificates that their position was subject to the final resolution of the Amparo.

On January 21, 2020, the Company filed an administrative challenge against the Mexican mining authorities’ issuance of the December 2019 Certificates, which represented the first time that Almaden had been directly notified of any changes in its mineral tenure.

Almaden believes that the December 2018 Communication from the Mexican mining authorities is the basis for the recorded change in its mineral tenure. The Company’s Mexican counsel advised that the December 2018 Communication should have had no legal effect as it was only provided to the lower court, was never officially served on the Company and was not issued by an official possessing the necessary legal authority. While the December 2018 Communication was dated December 21, 2018, the Company first became aware of it in May 2019 through a review of court documents.

On November 15, 2022, after Economia had reverted the Original Concessions to the application status pursuant to the SCJN Amparo ruling, the Company submitted amended title applications which substantially reduced the area being requested. To date the General Directorate of Mines has not responded to these amended mineral title applications.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in this Annual Information Form, no director, officer or principal shareholder of the Company, or any associate or affiliate of any of the foregoing persons or entities, has any direct or indirect material interest in any transaction within three years of the date of this Annual Information Form or in any proposed transaction of the Company that has materially affected or will materially affect the Company or any of our subsidiaries.

TRANSFER AGENT AND REGISTRAR

Computershare, at its offices in Vancouver, British Columbia and Toronto, Ontario, is the registrar and transfer agent of the Company’s common shares.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the only material contracts entered into by the Company during the most recently completed financial year until the date of this Annual Information Form or before the most recently completed financial year of the Company but which are still in effect, are as follows:

1.	Gold Loan Agreement (as defined below)
2.	Rights Plan
3.	Voting Trust Agreement
4.	Placement Agreement
5.	Azucar Agreement (as defined below)
6.	Almadex Agreement (as defined below)
7.	Salary Deferral and Amendment Agreement (as defined below)

In order to minimize shareholder dilution, the Company entered into the Gold Loan Agreement dated as of May 14, 2019 with Almadex. Under the Gold Loan Agreement, the Company could borrow from Almadex up to 1,597 ounces of 99.99% purity gold bullion. Upon receiving a drawdown notice, Almadex would sell the requested gold and send the proceeds in US dollars to Almaden. Interest was set at 10% per year, calculated monthly, either paid quarterly or accrued to the loan value. The loan, plus any accrued but unpaid interest, is due March 31, 2024, but may be extended to March 31, 2026 upon written notice from Almaden to Almadex. Repayment may be in the form of gold or common shares of Almaden, and may include voluntary prepayment, with the form of repayment selected at the sole discretion of Almadex. A maximum of 11,172,671 common shares of Almaden are issuable for repayment of principal and interest, with any additional amounts due payable in gold. Mandatory prepayment of 100 ounces of gold is required on the last business day of each month following the date when Almaden’s Ixtaca Project begins commercial production. Almaden has now drawn down 1,200 ounces under the Gold Loan. As at December 31, 2023, the Company had 397 ounces of gold bullion remaining on its account.

On May 15, 2015, the Company entered into an administrative services agreement (the “Azucar Agreement”) with Azucar, as amended. Under the Azucar Agreement, the Company is the sole and exclusive manager of Azucar and provides Azucar with general management services and day-to-day operation of Azucar. These services include:

•	office space;
•	executive personnel and human resources;
•	geological technical support; and
•	accounting and financial services.

Azucar compensates the Company 5% (2022 – 13%) of the Company’s actual monthly cost of rent for any shared facilities, and 5% (2022 – 13%) of any shared personnel’s fees and/or wages. Azucar pays the Company any reasonable fees or costs incurred on behalf of Azucar by the Company which were approved by Azucar.

On March 29, 2018, the Company entered into an administrative services agreement (the “Almadex Agreement”) with Almadex. Under the Almadex Agreement, the Company is the sole and exclusive manager of Almadex and provides Almadex with general management services and day-to-day operation of Almadex. These services include:

•	office space;
•	executive personnel and human resources;
•	geological technical support; and
•	accounting and financial services.

Almadex compensates the Company 66% (2022 – 49%) of the Company’s actual monthly cost of rent for any shared facilities, and 66% (2022 – 49%) of any shared personnel’s fees and/or wages. Almadex pays the Company any reasonable fees or costs incurred on behalf of Almadex by the Company which were approved by Almadex.

Both the Azucar Agreement and the Almadex Agreement (together, the “Administrative Services Agreements”) have initial 5-year terms, with subsequent automatic 1-year renewals unless terminated pursuant to the terms permitted under the Administrative Services Agreements. The Administrative Services Agreements include a Change of Control clause. If either party is subject to a Change of Control during the term of the respective Administrative Services Agreement, the Administrative Services Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement and significant disruption to the other party’s business. “Change of Control” means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.

On September 1, 2022, the Board Chair signed a salary deferral and amendment agreement with the Company (the “Salary Deferral and Amendment Agreement”). As at December 31, 2021, the Company owed $256,000 to the Chair as a result of the Chair deferring his salary from May 1, 2019 to December 31, 2021. On September 1, 2022, the Board Chair agreed to forfeit $177,200 of the unpaid balance of the deferred salary and recorded as a gain on debt forgiveness on the statement of comprehensive loss. the new amount owed of $78,800 was paid on December 15, 2022.

INTERESTS OF EXPERTS

The following persons and companies are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made by the Company under National Instrument 51-102 – Continuous Disclosure Obligations, published by the Canadian Securities Administrators, during, or relating to, the most recently completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or Company:

•	Tracey Meintjes, P.Eng., and Jesse Aarsen, P.Eng., of Moose Mountain Technical Services; Kristopher Raffle, P.Geo., of Apex Geoscience Ltd; G.H. Giroux, P.Eng., of Giroux Consultants Ltd; and Clara Balasko, P.E., and Edward Wellman PE, PG, CEG, of SRK Consulting (U.S.), Inc. in respect of the Technical Report; and

•	Clara Balasko no longer works for SRK Consulting (U.S.), Inc. and R. Breese Burnley, P.E. of SRK Consulting (U.S.), Inc., has assumed responsibility for the portions of the scientific and technical information in the Technical Report previously attributed to Ms. Balasko.

To the best knowledge of the Company, after reasonable enquiry, the foregoing persons or companies, beneficially own, directly or indirectly, or exercises control or direction over less than 1% of the common shares of the Company. None of the aforementioned persons or firms, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company or of any associate or affiliate of the Company.

Davidson & Company LLP, Chartered Professional Accountants, have audited the Financial Statements for the financial year ended December 31, 2023. Davidson & Company LLP is independent of the Company, in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, is contained in our management information circular for the most recent annual meeting of shareholders. Additional financial information is also provided in our audited consolidated financial statements for the years ended December 31, 2023 and 2022, and management’s discussion and analysis for the year ended December 31, 2023. The foregoing disclosure documents, along with additional information relating to Almaden, may be found on SEDAR at www.sedar.com, on the SEC website at www.sec.gov, or on our website at www.almadenminerals.com.

APPENDIX “A”

AUDIT COMMITTEE CHARTER

ALMADEN MINERALS LTD.
(the “Company”)

Purpose

To assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting, the audit process, and the company’s process for monitoring compliance with laws and regulations and this code of conduct (the “Charter”).

This Charter is created in order to define the Committee's objectives, the range of its authority, the scope of its activities and its duties and responsibilities. It is intended to give Committee members, management and external auditors a clear understanding of their respective roles. The Committee and the Board will review and assess the adequacy of this Charter annually.

Rules and Regulations

The Committee and its members are governed by the relevant laws, regulations and rules respecting audit committees to which the Company is subject, as promulgated by federal, state or provincial governments, the Securities and Exchange Commission, the Canadian Securities Commissions and Administrators and any other regulatory body or exchange or organised marketplace (collectively, “Regulatory Bodies”).

Authority

The Committee has authority to conduct or authorize investigations into any matters within its scope of responsibility. It is empowered to:

➢	With the consent of the Board, retain outside counsel, accountants or others to advise the Committee or assist in the conduct of an investigation.
➢	Seek any information it requires from employees-all of whom are directed to cooperate with the Committee’s requests-or external parties.
➢	Meet with Company officers, external auditors or outside counsel, as necessary.
➢	The Committee is responsible for recommending to the Board the compensation of the external auditors.
➢	Subject to the requirements of the Business Corporations Act (British Columbia), the Board maintains the ultimate authority to submit proposals to the shareholders of the Company for the appointment or removal of the external auditors and the determination of such external auditors’ compensation.
➢	Approval of non-audit services by the Auditors.
➢	The Committee approves or pre-approves all non-audit services (as defined in the Sarbanes-Oxley Act of 2002, Multilateral Instrument 52-110 and any other applicable audit committee rules, regulations and policies) rendered by the external auditors of the Company for the benefit of the Company or any of its subsidiaries. The Committee may establish policies and procedures for the pre-approval of non-audit services in accordance with applicable audit committee rules.

Composition

The Committee will consist of at least two and no more than four members of the Board. The Board will appoint committee members and the committee chair.

A-1

Each Committee member be both independent and financially literate, as defined by applicable regulation and the Board. At least one member shall have expertise in financial reporting.

Meetings

The Committee will meet at least once a year, with authority to convene additional meetings, as circumstances require. All Committee members are expected to attend each meeting, in person or via tele- or video-conference. The Committee will invite members of management, auditors or others to attend meetings and provide pertinent information, as necessary. It will hold private meetings with auditors (see below) and executive sessions. Minutes will be prepared.

Responsibilities

The Committee will carry out the following responsibilities.

Financial Statements

➢	Review significant accounting and reporting issues, including complex or unusual transactions and highly judgmental areas, and recent professional and regulatory pronouncements, and understand their impact on the financial statements.
➢	Review with management and the auditors the results of the audit, including any difficulties encountered.
➢	Review the annual financial statements, and consider whether they are complete, consistent with information known to Committee members, and reflect appropriate accounting principles.
➢	Review other sections of the annual report before release and consider the accuracy and completeness of the information.
➢	Review with management and the auditors all matters required to be communicated to the Board under generally accepted auditing standards.
➢	Understand how management develops interim financial information, and the nature and extent of auditor involvement.
➢	Review interim financial reports with management before filing with regulators, and consider whether they are complete and consistent with the information known to Committee members.

Internal Control

➢	Consider the effectiveness of the Company’s internal control over annual and interim financial reporting, including information technology security and control.
➢	Understand the scope of auditors’ review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management’s responses.

Audit

➢	Review the auditors’ proposed audit scope and approach, significant accounting policies, audit conclusions regarding significant accounting estimates/reserves and proposed fee arrangements for ongoing and special projects.
➢	Review the performance of the auditors, and exercise final approval on the appointment or discharge of the auditors.
➢	Review and confirm the independence of the auditors by obtaining statements from the auditors on relationships between the auditors and the Company, including non-audit services, and discussing the relationships with the auditors.
➢	On a regular basis, meet separately with the auditors to discuss any matters that the Committee or auditors believe should be discussed privately.
A-2

➢	The Committee is responsible for overseeing the work of any external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and external auditors regarding financial reporting.
➢	The Committee will review with management and the external auditors the Company's compliance with laws and regulations having to do with accounting and financial matters.

Compliance

➢	Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management’s investigation and follow-up (including disciplinary action) of any instances of non-compliance.
➢	Review the findings of any examinations by regulatory agencies, and any auditor observations.
➢	Review the process for communicating the code of conduct to Company personnel, and for monitoring compliance therewith.
➢	Obtain regular updates from management and Company legal counsel regarding compliance matters.

Reporting Responsibilities

➢	Regularly report to the Board about Committee activities, issues and related recommendations.
➢	Provide and open avenue of communication between the auditors and the Board.
➢	Review any other reports the company issues that relate to Committee responsibilities.

Other Responsibilities

➢	The Committee shall establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
➢	Perform other activities related to this charter as requested by the Board.
➢	Institute and oversee special investigations as needed.
➢	Review and assess the adequacy of the Committee charter annually, requesting Board approval for proposed changes.
➢	Confirm annually that all responsibilities outlined in this charter have been carried out.
➢	Evaluate the Committee’s and individual members’ performance on a regular basis.
➢	The Committee approves all services to be rendered by the Board or by related entities to such directors (related party transactions).

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